
02024522

RECD S.E.C.
MAR 1 8 2002
080

1-11499 AR/S
P.E 12-31-2001

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL


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FIMET

WATTS Industries, Inc.

Annual Report 2001



William C. McCartney
Chief Financial Officer
Treasurer and Secretary

In fiscal 2001 we increased our revenues, generated healthy cash flows, acquired four companies and reduced our working capital requirements. The financial highlights of the past year include the following:





- We increased our sales by 6% to $548,940,000 in 2001 from $516,100,000 in 2000. This increase was achieved primarily from the acquisitions completed in 2001 and the continued growth of our sales to the retail home improvement market. Companies acquired in 2001 contributed $50,203,000 of revenue. This growth was partially offset by a decrease in our core business of 2% due to the weak economy.

- We believe that cash generation is a critical indicator of financial performance. We generated $28,768,000 in free cash flow in fiscal 2001. Although somewhat less than the free cash flow in FY2000, when we significantly reduced North American inventories, the FY2001 free cash flow is a significant increase over historical levels and has enabled us to repay over half the debt utilized to fund our four acquisitions completed in 2001.

- Our debt-to-capital employed ratio was 33.7% at December 31, 2001. This is an increase of only 2.3% as compared to December 31, 2000.

- We have made consistent progress in reducing our working capital to sales ratio. Asset management will continue to be a focus area for us, as we reduce the number of plants and inventory management systems. We have also implemented a shared service center to manage our North American accounts receivable and payable functions more effectively.

William McCartney



$550
$500
$450
$400
1998
1999
1999.5
2000
2001

Net Sales



$45
$30
$15
$0
1998
1999
1999.5
2000
2001

Free Cash Flow



31.0%
30.0%
29.0%
28.0%
27.0%
26.0%
25.0%
1998
1999
1999.5
2000
2001

Working Capital to Sales

*1999.5 Annualized

*In Millions



Timothy P. Horne
Chairman of the Board and
Chief Executive Officer

To Our Shareholders

We completed fiscal 2001 with an increase in sales and a slight decline in earnings before restructuring charges. With the sluggish economy referenced as a concern in last year's Annual Report coupled with more recent uncertainties in the world, the Company did reasonably well to achieve favorable earnings comparisons for the final six months of the fiscal year prior to restructuring charges incurred in the fourth quarter.

Net sales for the twelve-month period ended December 31, 2001 increased 6% to $548,940,000 from $516,100,000. Net income from continuing operations for the twelve-month period ended December 31, 2001 was $26,556,000 compared to $31,171,000 for the twelve-month period ended December 31, 2000. Net income for the twelve months ended December 31, 2001 excluding the manufacturing restructuring and related charges was $30,149,000 compared to $31,171,000 for the twelve months ended December 31, 2000. William C. McCartney, our Chief Financial Officer, reports more fully about our financial year on the next page of this report.

Consistent with our growth strategy, we consummated four acquisitions during the fiscal year with two in Europe and two in the United States. Dumser Metallbau GmbH & Co., located near Stuttgart, Germany, was acquired in January 2001 as reported in last year's Annual Report. Dumser is a leading German manufacturer of brass, steel, and stainless steel manifolds used as the prime distribution devices in hydronic heating systems. Despite a downturn in the German market, the amalgamation of Dumser into the Watts Europe distribution led to Dumser adding $23,837,000 to our sales for fiscal 2001. Fimet S.r.l. (Fabbrica Italiana Manometri e Termometri), an Italian manufacturer of pressure and temperature gauges for use in the HVAC markets in Europe was added to our European portfolio of companies in June. Also in June, we acquired Premier Water Systems, a manufacturer of various water filtration products, located in Phoenix, Arizona. Finally, we acquired Powers Process Controls of Skokie, Illinois in September adding substantially to our expertise in temperature mixing safety valves. Michael O. Fifer, who has responsibility for North American operations, provides more information about these acquisitions later on in this Annual Report. These four acquisitions, taken collectively, add about $60 million in annual business.



Like so many U.S. corporations, the accentuated need to reduce our cost bases going forward led to a restructuring announcement in February which was effective, in part, during the fourth quarter of fiscal 2001. We have estimated that the total restructuring for fiscal 2001 through fiscal 2002 will amount to an estimated pre-tax charge of $12 million to $14 million. The majority of these charges will be non-cash with the anticipated result that the tax benefit will slightly exceed the cash outflow thus causing no cash impact to the Corporation, but allowing it to realize an estimated annual pre-tax savings of $5 million when this restructuring program is completed. The majority of the charges and potential savings will be a result of significant plant consolidations here in the U.S. and Europe with the eventual relocation of some manufacturing operations to China.

In addition to our cast iron manufacturing joint venture in Tianjin, China (TWT), of which we have a 60% controlling interest, we also plan during 2002 to have a 100% controlled brass and bronze valve operation in Tianjin; and for some of our retail oriented products such as flexible hose connectors, plumbing fittings, and under-the-sink products, we plan to acquire a majority interest in a manufacturing company in the Shanghai provinces. Watts Europe will also turn to China for the manufacture of some of its products while at the same time utilizing a new production facility in Bulgaria, which was acquired as part of our acquisition of Fimet, which had already strategically planned to move the majority of its production from Italy to Bulgaria prior to the time of our acquisition.

We are committed to dramatically reducing our product costs during the next two years while continuing our selective acquisition of specialized product lines with enhanced gross margins.



Comfort Quality Conservation Safety Control

For more than 125 years, Watts has designed and manufactured products that promote the comfort and safety of people and the quality and conservation of water use in residential, commercial, and industrial applications. This has been our focus from our earliest days of providing pressure reducing valves to regulate steam and water pressure, and safety relief valves to ensure safe operation of water heaters and boilers. This tradition continued through the '70s and '80s when we introduced backflow preventers to address potable water quality needs. Watts' emphasis on comfort, safety and water quality and control continues with the four acquisitions completed during 2001. The product lines acquired include: brass, steel, and stainless steel manifolds used as prime distribution devices in hydronic heating systems; pressure and temperature gauges for use in HVAC markets; reverse osmosis water filtration systems for both residential and commercial applications; and thermostatic hot water safety mixing valves.







Michael O. Fifer
President
North American Operations

Our focus in fiscal 2001 was on selective acquisitions, operating efficiencies, new product sales, and continued penetration of the home improvement retail market, where we exceeded the $100 million sales level for the first time.



Our European operations contributed two acquisitions in 2001, including Dumser in January (as reported in the 2000 Annual Report), and Fimet in June. Fimet, headquartered in Milan, Italy with an additional production facility in Bulgaria, is recognized as a leading manufacturer of pressure and temperature gauges for use in the HVAC markets in Europe. During 2002, we will be introducing their gauges into the North American plumbing and heating markets.



Our North American operations acquired Premier Water Systems in June and Powers Process Controls in September. These two acquisitions were a direct result of our strategy of enhancing our water-quality related product line and focusing on highly preferred brands and code-enforced products. Premier allows Watts to enter the highly fragmented market for water purification devices, including reverse osmosis, ultraviolet, sediment and carbon filters. We believe that Premier is the leading brand for water purification in the home improvement retail market.

Powers designs and manufactures thermostatic mixing valves for personal safety and process control applications in commercial and institutional facilities. These applications are driven by plumbing codes and Powers is the leading brand in the commercial markets. The acquisition of Powers strengthens our product line offering in thermostatic mixing valves, giving Watts a wide range of products for the residential and commercial markets and a large base of engineering and architectural specifications throughout the United States.

We continue to rationalize our production base in both North America and Europe. We are steadily consolidating smaller operations into our larger production facilities to leverage operating efficiencies, and bringing all of our operations onto a common software platform. We also opened our first regional distribution center in the United States to service the western states more efficiently. This facility will contribute to lower transaction costs for both Watts and for our customers as multi-brand Watts' orders can be consolidated and shipped more cost effectively.

The new, state-of-the-art bronze die-cast foundry that was contemplated in the 2000 Annual Report went online mid-year in Tianjin, China and is currently supporting our water pressure regulator production needs. We will be expanding this foundry's capacity in 2002.

During the down economy of 2001, our wholesale customer base operated cautiously and we were unable to increase sales. Yet our penetration of the home improvement retail market continued, driven largely by new merchandising programs, new product sales, and the acquisition of Premier.



$0.85
$2.8
$4.6
$8.7
$18.8
$23.8
1997
1998
1999
1999.5
2000
2001
$24
$48
$59
$63
$77
$87
$106
1995
1996
1997
1998
1999
2000
2001

New Products Sales North America

*1999.5 Annualized

Retail Revenue

*In Millions


WATTS®
INDUSTRIES

2001
- Fimet S.r.l.
- Premier Manufactured Systems
- Powers Process Controls
- Dumser Metallbau GmbH

2000
- Spacemaker Co.
- Heatway (Watts Radiant)

1999
- Cazzaniga S.p.A.

1997
- Ames Co.

1996
- Etablissements Trubert S.A. (Watts Eurotherm)
- Artec GmbH

1995
- Anderson-Barrows
- Tianjin Tanggu Watts Valve Company, Ltd.
- Jameco Industries, Inc. (Watts Brass & Tubular)

1994
- Enpoco
- LeHage Industries, Inc. (Watts Drainage)

1993
- Intermes Group
- Waletzko GmbH

1991
- SFR (Watts Eurotherm)

1989
- Taras Valve
- Epps Mfg. Ltd.

1988
- Ocean B.V
- Flippen Float Valves

1987
- Muesco Valve Company (Watts ACV)
- Prier Frost-Proof Hydrants

1874
- Watts Regulator Company - Founded

Innovative Pre-Engineered Valve Stations Provide Quality, Conservation, Safety, and Control



Embodying four of Watts' strategic pillars, quality, conservation, safety, and control, are Watts' new Pre-Engineered Valve Stations that provide water service to hospitals, schools, multi-family dwellings, restaurants, industrial facilities and other similar buildings that must deliver water on an uninterrupted basis. Depending on the specific application needs, these Pre-Engineered Valve Stations can incorporate backflow prevention devices, meters, pressure regulators, automatic control valves, strainers, manifold headers, and shutoff valves.



The primary advantage offered by the valve stations is uninterrupted water flow during maintenance and emergency conditions. Redundant flow paths allow water supply devices to be tested and maintained while the building is occupied.

Watts' valve stations are factory pre-assembled, tested, and optionally certified by independent agencies to ensure flow performance for critical building demands. The use of corrosion resistant components reduces maintenance costs, and the pre-assembled stations reduce installation time to hours instead of days.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 12/31/01

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-14787

WATTS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-2916536**
(State of incorporation)	(I.R.S. Employer Identification No.)
815 Chestnut Street, North Andover, MA	**01845**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (978) 688-1811

Securities registered pursuant to Section 12(b) of the Act: **Class A Common Stock, par value $.10 per share**
Name of exchange on which registered: **New York Stock Exchange**
Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Aggregate market value of the voting stock of the Registrant held by non-affiliates of the Registrant on February 14, 2002 was $289,132,253.

As of February 14, 2002, 17,792,754 shares of Class A Common Stock, $.10 par value, 8,735,224 shares of Class B Common Stock, $.10 par value, of the Registrant were outstanding.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for its Annual Meeting of Stockholders to be held on April 23, 2002, are incorporated by reference into Part III of this Report.

PART I

Item 1. BUSINESS.

General

Watts Industries, Inc., (the "Company") designs, manufactures and sells an extensive line of valves and other products for the water quality, water safety, water flow control and water conservation markets. The Company is a leading manufacturer and supplier of these products in both North America and Europe. The Company's growth strategy emphasizes expanding brand preference with customers, focusing on code development and enforcement, developing new valve products and entering into new markets for specialized valves and related products through diversification of its existing business, strategic acquisitions in related business areas, both domestically and abroad, and continued development of products and services for the home improvement, do-it-yourself (DIY) retail market. Watts has focused on the valve industry since its inception in 1874, when it was founded to design and produce steam regulators for New England textile mills and power plants. The Company was incorporated in Delaware in 1985.

The business description that follows describes the general development of the Company's water markets, which it has addressed primarily through the plumbing and heating and water quality products business for fiscal 2001. The Company's former industrial and oil and gas businesses were spun-off from the Company on October 18, 1999 and are included as discontinued operations. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information on these discontinued operations.

The Company's plumbing and heating and water quality product lines include temperature and pressure safety relief valves; water pressure regulators; backflow preventers for preventing contamination of potable water caused by reverse flow within water supply lines and fire protection equipment; thermostatic mixing valves, ball valves, automatic control valves, water distribution manifolds, thermostatic radiator valves, check valves, and valves for water service primarily in residential and commercial environments; metal and plastic water supply/drainage products including stop valves, tubular brass products, faucets, drains, sink strainers, compression and flare fittings; plastic tubing and braided metal hose connectors for residential construction and home repair and remodeling; drain systems for laboratory drainage and high purity process installations; water heater seismic-restraint straps, and water heater stands and enclosures; hydronic and electric radiant heating and snow melting systems; residential and commercial water filtration and reverse osmosis systems; and pressure and temperature gauges for use in the HVAC market.

Within a majority of the product lines the Company manufactures and markets, the Company believes that it has one of the broadest product lines in terms of the distinct designs, sizes and configurations of its valves. Products representing a majority of the Company's sales have been approved under regulatory standards incorporated into state and municipal plumbing and heating, building and fire protection codes, and similar approvals have been obtained from various agencies in the European market. The Company has consistently advocated the development and enforcement of performance and safety standards, and is committed to providing products to meet these standards, particularly for safety and control valve products. The Company maintains quality control and testing procedures at each of its manufacturing facilities in order to produce products in compliance with code requirements. Additionally, a majority of the Company's manufacturing subsidiaries have either acquired or are working to acquire ISO 9000, 9001 or 9002 certification from the International Organization for Standardization (ISO).

Recent Developments

On January 5, 2001, a wholly owned subsidiary of the Company acquired Dumser Metallbau GmbH & Co. KG located in Landau, Germany. The main products of Dumser are brass, steel, and stainless steel manifolds used as the prime distribution device in hydronic heating systems, for which it has gained the reputation as a market leader in the European hydronic heating industry. A second range of products produced by Dumser are "Boiler Sets" which comprise a wall-mounted cabinet to be installed in the vicinity of the boiler, containing the factory assembled set of the circulation pump, as well as the pressure, temperature and flow controls. Dumser has a 51% controlling share of Stern Rubinetti, a $4 million Italian manufacturing company producing brass components located in Brescia, Italy. Dumser's annualized sales prior to the acquisition were approximately $24 million.

On June 1, 2001, a wholly owned subsidiary of the Company acquired Fimet S.r.l. (Fabbrica Italiana Manometri e Termometri) located in Milan, Italy and a 100% Fimet owned subsidiary, MTB AD, located in Bulgaria. Fimet is recognized as a leading European manufacturer of pressure and temperature gauges for use in the HVAC market. The range of gauges is one of the most comprehensive in the industry with applications from water and air-operated systems to more sophisticated oil-filled and remote sensing gauges required by industrial applications. Fimet's annualized sales prior to the acquisition were approximately $9 million.

On June 13, 2001, a wholly owned subsidiary of the Company acquired Premier Manufactured Systems, Inc. located in Phoenix, Arizona. Premier manufactures water filtration systems for both residential and commercial applications. Premier's leading line of products consists of reverse osmosis filtration systems employing membrane technology. It also manufactures other filtration products including under-the-counter ultraviolet filtration technology as well as a variety of sediment and carbon filters. Premier's annualized sales prior to the acquisition were approximately $10 million.

On September 28, 2001, a wholly owned subsidiary of the Company acquired the assets of the Powers Process Controls Division of Mark Controls Corporation, a subsidiary of Crane Co. located in Skokie, Illinois and Mississauga, Ontario, Canada. Powers designs and manufactures thermostatic mixing valves for personal safety and process control applications in commercial and institutional facilities, as well as control valves and commercial plumbing brass products including shower valves and lavatory faucets. Powers' annualized sales prior to the acquisition were approximately $20 million.

On February 12, 2002, the Board of Directors approved an establishment of a 100% controlled brass and bronze valve manufacturing plant in Tianjin, China, for an estimated cost of $9,000,000. The Board ratified on February 12, 2002, the establishment of a 60% owned joint venture in the Shanghai provinces to support some of the Company's retail-oriented products, such as flexible hose connectors, plumbing fittings and under-the-sink products. The Company's investment for 60% of this joint venture is estimated to be $7,800,000.

As previously announced, on October 18, 1999, the Company spun-off its industrial and oil and gas businesses into a separate publicly traded company, CIRCOR International, Inc. ("CIRCOR"). Under the terms of the spin-off transaction, the Company distributed to shareholders a tax-free dividend of one share of CIRCOR common stock for every two shares of Company common stock owned as of the record date by that shareholder (the "Distribution"). The Company continues to manufacture and distribute plumbing and heating and water quality products through its three geographic business segments: North America, Europe, and Asia.

Sales

The Company relies primarily on commissioned representative organizations, some of which maintain a consigned inventory of the Company's products, to market its product lines. These organizations, which accounted for approximately 69% of the Company's net sales in fiscal 2001, sell primarily to plumbing and heating wholesalers. The Company also sells products for the residential construction and home repair and remodeling industries through DIY plumbing retailers, national catalog distribution companies, hardware stores, building material outlets and retail home center chains ("DIY Markets") and through the Company's existing plumbing and heating wholesalers. In addition, the Company sells products directly to certain large original equipment manufacturers ("OEM's") and private label accounts. The Company believes that sales to the residential construction market may be subject to cyclical variations to a greater extent than its other targeted markets; however, because the Company sells into different geographic areas, to large and diverse customers, and has a large replacement market, the potential adverse effects from cyclical variations tend to be mitigated. No assurance can be given that the Company will be protected from a broad downturn in the economy. Although no single customer accounted for more than 10% of the Company's net sales in fiscal 2001, The Home Depot accounted for approximately $54.5 million or 9.8% of the total net sales. The second largest customer represents approximately 3.3% of the total net sales. The top ten customers account for approximately 26% of the total net sales; thousands of other customers comprise the remaining 74%.

Manufacturing

The Company has fully integrated and highly automated manufacturing capabilities including bronze and iron foundry, machining, plastic injection molding and assembly operations. The Company's foundry operations include metal pouring systems, automatic core making, yellow brass forging and brass and bronze die castings. The Company's machining operations feature computer-controlled machine tools, high-speed chucking machines with robotics and automatic screw machines for machining bronze, brass and steel components. The Company has invested heavily in recent years to expand its manufacturing base and to ensure the availability of the most efficient and productive equipment. The Company is committed to maintaining its manufacturing equipment at a level consistent with current technology in order to maintain high levels of quality and manufacturing efficiencies. As part of this commitment, the Company has spent a total of $62,110,000 on capital expenditures over the last three and one half years. The Company has budgeted $18,700,000 for fiscal 2002 primarily for manufacturing machinery and equipment. The largest component of this budget is the establishment of a 100% controlled brass and bronze valve manufacturing plant in Tianjin, China, for an estimated cost of $9,000,000. See Item 2. "Properties" below. The Company has substantially completed its implementation of an integrated enterprise-wide software system in its U.S. and Canadian locations with a focus on inventory management, production scheduling, and electronic data interchange. This has enabled the Company to provide better service to customers, improve working capital management, lower transaction costs, and improve e-commerce capabilities. Capital expenditures were $16,047,000, $14,238,000, $10,293,000 and $21,532,000 for fiscal 2001, 2000, six months ended December 31, 1999 ("1999.5") and the twelve months ended June 30, 1999, respectively. Depreciation and amortization for such periods were $23,675,000, $20,071,000, $9,225,000 and $17,456,000, respectively.

The Company is committed to dramatically reducing the cost of its products during the next two years by consolidating plants in North America and Europe, while at the same time expanding manufacturing capacity in China beyond the Company's cast iron manufacturing joint venture (TWT) in Tianjin, China, of which the Company has a 60% controlling interest. Current projects include the consolidation of Powers Process Controls into the New Hampshire Webster Valve plant; consolidation of Fimet into the nearby plant in Biassono, Italy; and the consolidation of the existing German distribution company into the operations of Dumser Metallbau. In the fourth quarter of 2001, the Company recorded a $5,831,000 pre-tax charge for manufacturing restructuring costs, asset write-downs, and other related costs. In 2002, the Company anticipates an additional $6,000,000 to $8,000,000 pre-tax charge as the Company continues to implement this manufacturing restructuring plan.

Raw Materials

Three significant raw materials used in the Company's production processes are bronze ingot, brass rod, and cast iron. While the Company historically has not experienced significant difficulties in obtaining these commodities in quantities sufficient for its operations, there have been significant changes in their prices. The Company's gross profit margins are adversely affected to the extent that the selling prices of its products do not increase proportionately with increases in the costs of bronze ingot, brass rod, and cast iron. Any significant unanticipated increase or decrease in the prices of these commodities could materially affect the Company's results of operations. The Company manages this risk by monitoring related market prices, working with its suppliers to achieve the maximum level of stability in their costs and related pricing, seeking alternative supply sources when necessary and passing increases in commodity costs to its customers, to the maximum extent possible, when they occur. Additionally, on a limited basis, the Company uses commodity futures contracts to manage this risk. The Company did not purchase any commodity future contracts during fiscal 2001 and there were none outstanding at December 31, 2001. No assurances can be given that such factors will protect the Company from future changes in the prices for such raw materials. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk."

Competition

The domestic and international markets for valves are intensely competitive and include companies possessing greater financial, marketing and other resources than the Company. Management considers product quality, reputation, price, effectiveness of distribution and breadth of product line to be the primary competitive factors. The Company believes that new product development and product engineering are also important to success in the valve industry and that the Company's position in the industry is attributable in significant part to its ability to develop new and innovative products quickly and to adapt and enhance existing products. During fiscal 2001, the Company continued to develop new and innovative products to enhance market position and is continuing to implement manufacturing and design programs to reduce costs. The Company cannot be certain that its efforts to develop new products will be successful or that its customers will accept its new products. The Company employs approximately 46 engineers and technicians, excluding engineers working at TWT in Tianjin, China. Although the Company owns certain patents and trademarks that it considers to be of importance, it does not believe that its business and competitiveness as a whole is dependent on any one of its patents or trademarks or on patent or trademark protection generally.

The Company's financial information by geographic business segment is contained in Note 17 of Notes to Consolidated Financial Statements incorporated herein by reference. From time to time, the Company's results of operations may be adversely affected by fluctuations in foreign exchange rates. Backlog was $25,076,000 at February 8, 2002 and $27,265,000 at February 9, 2001. The Company does not believe that its backlog at any point in time is indicative of future operating results. The Company expects that available funds and funds provided from the Company's operations are sufficient to meet anticipated capital requirements. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" below as it relates to the impact of foreign exchange rates, capital requirements and financial information by geographic segment.

As of December 31, 2001, the Company's domestic and foreign operations employed approximately 3,167 people, plus 732 employees at TWT in Tianjin, China. There are no employees that are covered by collective bargaining agreements in North America. European employees are subject to the traditional national collective bargaining agreements. The Company believes that its employee relations are good.

Executive Officers

Information with respect to the executive officers of the Company is set forth below:

Name	Position	Age
Timothy P. Horne	Chairman of the Board, Chief Executive Officer, President and Director	63
William C. McCartney	Chief Financial Officer, Treasurer and Secretary	48
Michael O. Fifer	President of North American Operations	44
Robert T. McLaurin	Corporate Vice President of Asian Operations	71
Lester J. Taufen	General Counsel, Vice President of Legal Affairs and Assistant Secretary	58

Timothy P. Horne joined the Company in September 1959 and has been a Director since 1962. Mr. Horne served as the Company's President from 1976 to 1978, from 1994 to April 1997 and again since October 1999. He has served as Chief Executive Officer since 1978, and he became the Company's Chairman of the Board in April 1986.

William C. McCartney joined the Company in 1985 as Controller. He was appointed the Company's Vice President of Finance in 1994 and served as Corporate Controller of the Company from April 1988 to December 1999. Mr. McCartney was appointed Chief Financial Officer, Treasurer and Secretary on January 1, 2000.

Michael O. Fifer joined the Company in May 1994 and was appointed the Company's Vice President of Corporate Development. He was appointed President of North American Operations in October 1999. Prior to joining the Company, Mr. Fifer was Associate Director of Corporate Development with Dynatech Corp., a diversified high-tech manufacturer, from 1991 to April 1994.

Robert T. McLaurin was appointed Corporate Vice President of Asian Operations in August 1994. He served as the Senior Vice President of Manufacturing of Watts Regulator Co. from 1983 to August 1994. He joined Watts Regulator Company as Vice President of Manufacturing in 1978.

Lester J. Taufen joined the Company in January 1999 as Associate Corporate Counsel. He was appointed General Counsel and Vice President of Legal Affairs, and Assistant Secretary in January 2000. Prior to joining the Company, Mr. Taufen was employed for 13 years at Elf Atochem North America, Inc., a chemical manufacturing company, serving as Senior Counsel.

Product Liability, Environmental and Other Litigation Matters

The Company is subject to a variety of potential liabilities connected with its business operations, including potential liabilities and expenses associated with possible product defects or failures and compliance with environmental laws. The Company maintains product liability and other insurance coverage which it believes to be generally in accordance with industry practices. Nonetheless, such insurance coverage may not be adequate to protect the Company fully against substantial damage claims which may arise from product defects and failures.

James Jones Litigation

On June 25, 1997, Nora Armenta sued James Jones Company, Watts Industries, Inc., which formerly owned James Jones, Mueller Co., and Tyco International (U.S.) Inc. in the California Superior Court for Los Angeles County with a complaint that sought tens of millions of dollars in damages. By this complaint and an amended complaint filed on November 4, 1998 ("First Amended Complaint"), Armenta, a former employee of James Jones, sued on behalf of 34 municipalities as a qui tam plaintiff, a Relator, under the California False Claims Act. Late in 1998, the Los Angeles Department of Water and Power ("LADWP") intervened. In December 2000, the court allowed the Relator to file a Second Amended Complaint, which added a number of new cities and water districts as plaintiffs and brought the total number of plaintiffs to 161. To date, 14 of the total number of plaintiffs have intervened.

The First Amended Complaint alleges that the Company's former subsidiary (James Jones Company) sold products that did not meet contractually specified standards used by the named municipalities for their water systems and falsely certified that such standards had been met. Armenta claims that these municipalities were damaged by their purchase of these products, and seeks treble damages, legal costs, attorneys' fees and civil penalties under the False Claims Act.

The LADWP's intervention filed on December 9, 1998 adopted the First Amended Complaint and added claims for breach of contract, fraud and deceit, negligent misrepresentation, and unjust enrichment. The LADWP also sought past and future reimbursement costs, punitive damages, contract difference in value damages, treble damages, civil penalties under the False Claims Act and costs of the suit.

One of the First Amended Complaint's allegations is the suggestion that because some of the purchased James Jones products are out of specification and contain more lead than the '85 bronze specified, a risk to public health might exist. This contention is predicated on the average difference of about 2% lead content in '81 bronze (6% to 8% lead) and '85 bronze (4% to 6% lead) alloys and the assumption that this would mean increased consumable lead in public drinking water. The evidence and discovery available to date indicate that this is not the case.

In addition, bronze that does not contain more than 8% lead, like '81 bronze, is approved for municipal and home plumbing systems by municipalities and national and local codes, and the Federal Environmental Protection Agency defines metal for pipe fittings with no more than 8% lead as "lead free" under Section 1417 of the Federal Safe Drinking Water Act.

In June 2001, the Company and the other defendants reached a proposed settlement with the LADWP, one of the plaintiffs, which was approved by the California Superior Court on October 31, 2001 and by the Los Angeles City Council on December 14, 2001. On January 19, 2001, the California False Claims Act claims filed by the City of Pomona were dismissed. The California Court of Appeal reversed this dismissal, and the California Supreme Court declined to review this reversal.

After the Company's insurers had denied coverage for the claims in this case, the Company filed a complaint in the California Superior Court against its insurers for coverage. The James Jones Company filed a similar complaint, and, on October 30, 2001, the California Superior Court ruled that Zurich American Insurance Company must pay all reasonable defense costs incurred by the Company in the James Jones case since April 23, 1998 as well as the Company's future defense costs in this case until its final resolution. Zurich is contesting this ruling. The Company is currently unable to predict the outcome of the litigation relating to insurance coverage.

Based on management's assessment, the Company does not believe that the ultimate outcome of the James Jones case will have a material adverse effect on its liquidity, financial condition or results of operations. While this assessment is based on all available information, litigation is inherently uncertain, and the actual liability to the Company to fully resolve this litigation cannot be predicted with any certainty. The Company intends to continue to contest vigorously the James Jones case and its related litigation.

Environmental

The New York Attorney General ("NYAG"), on behalf of the New York State Department of Environmental Conservation ("NYSDEC"), has threatened litigation against the Company and approximately fifteen (15) other Potentially Responsible Parties ("PRPs") for the cost of closing, and controlling contamination from, the Babylon Landfill in Babylon, New York. The Company agreed to enter a tolling agreement with the NYAG to permit formation of a PRP group as a first step toward establishing a negotiation process. The NYAG has produced only a record of an interview in which a landfill employee stated that, before the Company had acquired the Jameco company, Jameco had delivered waste to the site in its own trucks. The Company knows of no other information connecting it or any predecessor to this site.

On September 25, 2001, the United States Environmental Protection Agency ("EPA") issued a complaint and compliance order to the Watts Regulator Co., a wholly owned subsidiary of the Company, under the Resource Conservation and Recovery Act ("RCRA") with respect to a sand reclamation unit and the sand it generated at its Spindale, North Carolina facility. All requirements of this complaint and compliance order have been resolved by a Consent Agreement and Final Order filed on January 30, 2002, which requires payment of a $100,000 civil penalty and submissions of a closure report for the reclamation unit and a site assessment report for what became of the reclaimed sand which currently appears to have been used in a manner acceptable to the EPA.

Certain of the Company's operations generate solid and hazardous wastes, which are disposed of elsewhere by arrangement with the owners or operators of disposal sites or with transporters of such waste. The Company's foundry and other operations are subject to various federal, state and local laws and regulations relating to environmental quality. Compliance with these laws and regulations requires the Company to incur expenses and monitor its operations on an ongoing basis. The Company cannot predict the effect of future requirements on its capital expenditures, earnings or competitive position due to any changes in federal, state or local environmental laws, regulations or ordinances.

The Company is currently a party to or otherwise involved in various administrative or legal proceedings under federal, state or local environmental laws or regulations involving a limited number of sites. Based on facts presently known to it, the Company does not believe that the outcome of these environmental proceedings will have a material adverse effect on its financial condition or results of operations. Given the nature and scope of the Company's manufacturing operations, there can be no assurance that the Company will not become subject to other environmental proceedings and liabilities in the future which may be material to the Company. See Note 15 of the Notes to the Consolidated Financial Statements.

Other Litigation

Other lawsuits and proceedings or claims, arising from the ordinary course of operations, are also pending or threatened against the Company and its subsidiaries. Based on the facts currently known to it, the Company does not believe that the ultimate outcome of these other litigation matters will have a material adverse effect on its financial condition or results of operation. See Note 15 of the Notes to the Consolidated Financial Statements.

Item 2. PROPERTIES.

The Company maintains 33 facilities worldwide with its corporate headquarters located in North Andover, Massachusetts. The manufacturing operations include five casting foundries, two of which are located in the United States, one in Europe and two at TWT in Tianjin, China, and it maintains one yellow brass forging foundry located in Italy. Castings and forgings from these foundries and other components are machined and assembled into finished valves at 20 manufacturing facilities located in the United States, Canada, Europe and China. Many of these facilities contain sales offices or warehouses from which the Company ships finished goods to customers and commissioned representative organizations. All the Company's operating facilities and the related real estate are owned by the Company, except the buildings and land located in Tianjin, People's Republic of China which are leased by TWT under a lease agreement, the remaining term of which is approximately 24 years, the Company's manufacturing facility in Woodland, California, with a remaining lease term of 2 years, and the Company's acquired facility in Phoenix, Arizona, with a lease agreement expiring in 2002.

Certain of the Company's facilities are subject to mortgages and collateral assignments under loan agreements with long-term lenders. In general, the Company believes that its properties, including machinery, tools and equipment, are in good condition, well maintained and adequate and suitable for their intended uses. The Company believes that the manufacturing facilities are currently operating at a level that management considers normal capacity. This utilization is subject to change as a result of increases or decreases in sales.

Item 3. LEGAL PROCEEDINGS.

Item 3(a). The Company is from time to time involved in various legal and administrative procedures. See Part I, Item 1, "Product Liability, Environmental and Other Litigation Matters".

Item 3(b). See Part I, Item 1, "Product Liability, Environmental and Other Litigation Matters".

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

There were no matters submitted during the fourth quarter of the fiscal year covered by this Report to a vote of security holders through solicitation of proxies or otherwise.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

The following tabulation sets forth the high and low sales prices of the Company's Class A Common Stock on the New York Stock Exchange during fiscal 2001, fiscal 2000 and fiscal 1999.5 and cash dividends paid per share. The prices of the Company's Class A Common Stock reported below were retroactively adjusted to reflect the effect of the spin-off of CIRCOR on October 18, 1999. No adjustments were made to the dividends reported.

	2001			2000			1999.5		
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
First Quarter	$17.20	$11.75	$0.06	$15.75	$12.38	$.0875	$16.32	$13.07	$.0875
Second Quarter	18.10	14.15	0.06	13.38	10.38	0.06	16.09	12.63	.0875
Third Quarter	16.30	11.70	0.06	13.13	9.56	0.06	-	-	-
Fourth Quarter	15.40	12.75	0.06	13.88	9.75	0.06	-	-	-

There is no established public trading market for the Class B Common Stock of the Company, which is held exclusively by members of the Horne family and management. The principal holders of such stock are subject to restrictions on transfer with respect to their shares. Each share of Class B Common Stock (10 votes per share) of the Company is convertible into one share of Class A Common Stock (1 vote per share). Aggregate common stock dividend payments for fiscal 2001, 2000 and 1999.5 were $6,422,000, $7,107,000 and $4,656,000, respectively. While the Company presently intends to continue to pay cash dividends, the payment of future cash dividends depends upon the Board of Directors' assessment of the Company's earnings, financial condition, capital requirements and other factors.

The number of record holders of the Company's Class A Common Stock as of February 14, 2002 was 141. The Company believes that the number of beneficial shareholders of the Company's Class A Common Stock was approximately 3,000 as of February 14, 2002. The number of record holders of the Company's Class B Common Stock as of February 14, 2002 was 9.

Item 6. SELECTED FINANCIAL DATA.

The selected financial data set forth below should be read in conjunction with the Company's consolidated financial statements, related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

FIVE YEAR FINANCIAL SUMMARY
(Amounts in thousands, except per share information)

	Twelve(1) Months Ended 12/31/01	Twelve Months Ended 12/31/00	Six(2)(3) Months Ended 12/31/99	---- Twelve Months Ended June 30, 1999	1998	1997 ----
Selected Data						
Net sales	$548,940	$516,100	$261,019	$477,869	$444,735	$449,617
Income from continuing operations	26,556	31,171	16,468	29,454	28,123	26,515
Income/(loss) from discontinued operations, net of taxes	-	(7,170)	(1,226)	6,502	25,246	25,232
Net income	26,556	24,001	15,242	35,956	53,369	51,747
Total assets	520,470	482,025	487,078	637,742	552,896	526,366
Long-term debt, net of current portion	123,212	105,377	123,991	118,916	71,647	94,841
Income per share from continuing operations-diluted	0.99	1.17	0.61	1.10	1.03	0.97
Income/(loss) per share from discontinued operations – diluted	-	(0.27)	(0.05)	0.24	0.92	0.92
Net income per share-diluted	0.99	0.90	0.56	1.34	1.95	1.89
Cash dividends declared per common share	0.24	0.268	0.175	0.35	0.33	0.295

1. Fiscal 2001 net income includes restructuring and other costs of $1,454,000 pre-tax, inventory and other asset write-downs of $4,300,000 pre-tax and $77,000 pre-tax of other related charges, which total net of tax of $3,593,000.
2. On May 14, 1999, the Company filed a Form 10-Q in which it reported its decision to change its fiscal year end from June 30 to a calendar year. As a result the Company is reporting a six month transition period ending December 31, 1999. See Note 2 of the Notes to the Consolidated Financial Statements.
3. Fiscal 1999.5 net income includes an after-tax charge of $861,000 related to restructuring costs.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Recent Developments

The Company is implementing a plan to consolidate several of its manufacturing plants both in North America and Europe. At the same time it is expanding its manufacturing capacity in China. The implementation of this manufacturing restructuring plan began during the fourth quarter of fiscal 2001 and is expected to be completed during fiscal 2002 to insure the quality of its products and minimize any interruption in the delivery of those products to its customers. The Company recorded manufacturing restructuring plan costs of $5,831,000 pre-tax in the fourth quarter of fiscal 2001 and is anticipating recording an additional $6,000,000 to $8,000,000 pre-tax in 2002 as it continues to implement the program. The tax benefits of the costs and asset write-downs will slightly exceed the cash outlay to implement this program, allowing the Company to complete the restructuring without consuming any cash. The Company estimates an annual pre-tax savings of approximately $5,000,000 following the completion of the program.

On September 28, 2001, a wholly owned subsidiary of the Company acquired the assets of the Powers Process Controls Division of Mark Controls Corporation, a subsidiary of Crane Co. located in Skokie, Illinois and Mississauga,

Ontario, Canada for approximately $13 million in cash. The December 31, 2001 Consolidated Balance Sheet of the Company contains a purchase price allocation of the Powers acquisition, consistent with the guidelines in SFAS 141 and certain provisions of SFAS 142. Powers designs and manufactures thermostatic mixing valves for personal safety and process control applications in commercial and institutional facilities. It also manufactures control valves and commercial plumbing brass products including shower valves and lavatory faucets. Powers' annualized sales prior to the acquisition were approximately $20 million.

On June 13, 2001, a wholly owned subsidiary of the Company acquired Premier Manufactured Systems, Inc., located in Phoenix, Arizona for approximately $5 million in cash. Premier manufactures water filtration systems for both residential and commercial applications and other filtration products including under-the-counter ultraviolet filtration as well as a variety of sediment and carbon filters. Premier's annualized sales prior to the acquisition were approximately $10 million.

On June 1, 2001, a wholly owned subsidiary of the Company acquired Fimet S.r.l. (Fabbrica Italiana Manometri e Termometri) located in Milan, Italy and its wholly owned subsidiary, MTB AD, which is located in Bulgaria for approximately $6 million. The acquired business manufactures pressure and temperature gauges for use in the HVAC market. Fimet's annualized sales prior to the acquisition were approximately $9 million.

On January 5, 2001, the Company acquired Dumser Metallbau GmbH & Co. KG located in Landau, Germany for approximately $20 million. The main products of Dumser include brass, steel and stainless steel manifolds used as a prime distribution device in hydronic heating systems. Dumser's annualized sales prior to the acquisition were approximately $24 million. Dumser has a 51% controlling share of Stern Rubinetti, which had annualized sales prior to the acquisition of $4 million. Stern Rubinetti is an Italian manufacturing company producing brass components located in Brescia, Italy.

Results of Operations
Twelve Months Ended December 31, 2001 Compared to
Twelve Months Ended December 31, 2000

Net sales for the twelve months ended December 31, 2001 increased $32,840,000 (6.4%) to $548,940,000 compared to the same period in 2000. The increase in net sales is attributable to the following:

Internal Growth	$(12,764)	(2.4%)
Acquisitions	50,203	9.7%
Foreign Exchange	(4,599)	(0.9%)
Total Change	$ 32,840	6.4%

The decrease in net sales from internal growth is attributable to decreased unit sales to North American and European plumbing and heating wholesalers resulting from the continued weakness in the North American plumbing market and the weakened European economy. These decreases were partially offset by increased unit sales in the DIY market. The growth in net sales from acquired businesses is due to the inclusion of the net sales from Powers Process Controls of Skokie, Illinois, acquired on September 28, 2001, Premier Manufactured Systems of Phoenix, Arizona, acquired on June 13, 2001, Fimet of Milan, Italy, acquired on June 1, 2001, Dumser Metallbau GmbH & Co., KG of Landau, Germany, acquired on January 5, 2001, the business acquired from Chiles Power Supply and Bask, LLC of Springfield, Missouri, now doing business as Watts Radiant, acquired on August 30, 2000, and McCraney, Inc. of Santa Ana, California, doing business as Spacemaker, acquired on May 12, 2000. The decrease in foreign exchange is due primarily to the euro devaluation against the U.S. dollar compared to the same period in 2000.

Watts monitors its net sales in three geographical segments: North America, Europe and Asia. As outlined below, North America, Europe and Asia accounted for 75.7%, 22.1% and 2.2% of net sales, respectively, in the twelve months ended December 31, 2001 compared to 77.6%, 20.0%, and 2.4%, respectively, in the twelve months ended in December 31, 2000. The Company's net sales in these groups for the twelve months ended December 31, 2001 and 2000 were as follows:

	12/31/01	12/31/00	Change
North America	$415,689	$400,384	$15,305
Europe	121,228	103,085	18,143
Asia	12,023	12,631	(608)
Total	$548,940	$516,100	$32,840

The increase in North America's net sales is due to the Powers Process Controls, Premier Manufactured Systems, Watts Radiant, and Spacemaker acquisitions, as well as increased unit sales to the DIY market, partially offset by decreased unit sales to plumbing and heating wholesalers. The increase in Europe's net sales is due to the Fimet and Dumser acquisitions, partially offset by decreased unit sales to European plumbing and heating wholesalers and the euro's devaluation against the U.S. dollar.

Gross profit for the twelve months ended December 31, 2001 decreased $1,772,000 (1.0%) from the comparable prior year period and decreased as a percentage of net sales from 35.9% to 33.4%. The Company charged $4,253,000 of costs associated with its manufacturing restructuring plan to cost of sales. Excluding these manufacturing restructuring costs, the gross profit would have increased $2,481,000 and declined as a percent of sales from 35.9% to 34.2%. This decreased percentage is primarily attributable to an unfavorable sales mix caused by the decreased sales to plumbing and heating wholesalers as well as the inclusion of the gross margin of acquired companies, which operate at a lower gross margin than the remainder of the Company.

Selling, general and administrative expenses increased $6,478,000 (5.2%) from the comparable prior year period to $131,795,000. This increase is attributable to the inclusion of the selling, general and administrative expenses of acquired companies, partially offset by the lower exchange rate of the euro relative to the U.S. dollar and reduced spending levels.

Restructuring and other charges are primarily severance and related costs for 36 employees.

Operating income for the twelve months ended December 31, 2001 decreased $9,704,000 (16.2%) to $50,283,000 compared to the same period in 2000 due to reduced gross profit and manufacturing restructuring costs. The Company's operating income by segment for the twelve months ended December 31, 2001 and 2000 were as follows:

	12/31/01	12/30/00	Change
North America	$47,346	$55,661	$(8,315)
Europe	11,256	13,225	(1,969)
Asia	465	882	(417)
Corporate	(8,784)	(9,781)	997
Total	$50,283	$59,987	$(9,704)

The decrease in both North American and European operating income is due to decreased unit sales to plumbing and heating wholesalers and manufacturing restructuring plan costs. These decreases were partially offset by the operating earnings of acquired companies.

Interest expense for the twelve months ended December 31, 2001 decreased $475,000 (4.8%) compared to the same period in 2000, primarily due to lower interest rates on variable rate indebtedness, despite the increased levels of debt incurred for acquisitions. On September 1, 2001 the Company entered into an interest rate swap on its $75,000,000 8 3/8% notes. The swap took the interest from fixed to floating and reduced the Company's interest expense by $641,000 during 2001.

The Company's effective tax rate for continuing operations decreased from 36.7% to 33.9%. The decrease is primarily due to statutory rate reductions affecting income tax in Canada and other tax planning opportunities. The costs for the manufacturing restructuring plan were recorded in tax jurisdictions with tax rates higher than the Company's effective rate, which lowered the overall effective rate for fiscal 2001.

Net income from continuing operations for the twelve months ended December 31, 2001 decreased $4,615,000 (14.8%) to $26,556,000 or $0.99 per common share compared to $1.17 per common share for the twelve months ended December 31, 2000 on a diluted basis. On a net of tax basis the manufacturing restructuring plan costs accounted for $0.13 per share of this reduction.

For the twelve months ended December 31, 2000, discontinued operations reported a net loss of $7,170,000 or $0.27 per share, on a diluted basis. The Company did not record any costs associated with discontinued operations for fiscal 2001.

Results of Operations
Twelve Months Ended December 31, 2000 Compared to
Twelve Months Ended December 31, 1999

Net sales for the twelve months ended December 31, 2000 increased $6,444,000 (1.3%) to $516,100,000 compared to the same period in 1999. The increase in net sales is attributable to the following:

Internal Growth	$ 7,456	1.5%
Acquisitions	15,030	2.9%
Foreign Exchange	(16,042)	(3.1%)
Total Change	$ 6,444	1.3%

The increase in net sales from internal growth is attributable to increased unit shipments of North American and European plumbing and heating valves. North American increases were offset by recent softness in the housing market resulting from increased interest rates during 2000. The growth in net sales from acquired companies is due to the inclusion of Watts Radiant, Spacemaker and Cazzaniga S.p.A of Biassono, Italy which was acquired March 9, 1999. Excluding the acquired revenue of Cazzaniga and the impact of foreign exchange, shipments of European plumbing and heating valves were 3.1% higher than last year. The decrease in sales due to foreign exchange is principally due to the devaluation of the euro, which depreciated almost 13% against the U.S. dollar during the twelve month period ended December 31, 2000.

Watts monitors its net sales in three geographical segments: North America, Europe and Asia. As outlined below, North America, Europe and Asia accounted for 77.6%, 20.0%, and 2.4% of net sales, respectively, in the twelve months ended December 31, 2000 compared to 76.1%, 21.3%, and 2.6%, respectively, in the twelve months ended December 31, 1999. The Company's net sales in these groups for the twelve months ended December 31, 2000 and 1999 were as follows:

	12/31/00	12/31/99	Change
North America	$400,384	$388,049	$12,335
Europe	103,085	108,579	(5,494)
Asia	12,631	13,028	(397)
Total	$516,100	$509,656	$ 6,444

The increase in North America is primarily due to the Watts Radiant and Spacemaker acquisitions and to a lesser extent from increased unit sales. The decrease in Europe is due to the impact of the euro's devaluation against the U.S. dollar. This was substantially offset by increased unit sales and the inclusion of Cazzaniga. The decrease in Asia is primarily due to reduced demand in the North American export market.

Gross profit for the twelve months ended December 31, 2000 decreased $1,414,000 (0.8%), to $185,304,000 compared to the same period in 1999 and decreased as a percentage of net sales from 36.6% to 35.9%. This percentage reduction is attributable to price competition in certain markets the company serves and additional production costs associated with new product introductions in Europe. This was partially offset by the inclusion of acquired companies currently operating at higher gross margins than the rest of the Company.

Selling, general and administrative expenses for the twelve months decreased $3,666,000 (2.8%) to $125,317,000 compared to the same period in 1999. This decrease is attributable to decreased corporate headquarters expenses resulting from the CIRCOR spin-off, the euro's devaluation against the U.S. dollar and reduced variable selling expenses. This was partially offset by the inclusion of selling, general and administrative expenses of acquired companies. Selling, general and administrative expenses for the twelve months decreased as a percentage of sales from 25.3% in the twelve months ended December 31, 1999 to 24.3% in the twelve months ended December 31, 2000. This decreased percentage is primarily due to decreased corporate headquarters expenses resulting from the CIRCOR spin-off.

Operating income in the twelve months ended December 31, 2000 increased $3,712,000 (6.6%) to $59,987,000 and increased as a percentage of sales to 11.6% from 11.0% compared to the same period in 1999 due to increased net sales and decreased selling, general and administrative expenses.

The Company's operating income by segment for the twelve months ended December 31, 2000 and 1999 was as follows:

	12/31/00	12/31/99	Change
North America	$55,661	$56,439	$ (778)
Europe	13,225	12,560	665
Asia	882	1,519	(637)
Corporate	(9,781)	(14,243)	4,462
Total	$59,987	$56,275	$ 3,712

The decrease in North America is due to decreased unit prices in certain markets. The increase in Europe is primarily due to increased net sales and the Cazzaniga acquisition, substantially offset by the euro's devaluation against the U.S. dollar. The decrease in Asia is due to decreased net sales. The decrease in corporate is to due reduced headquarter expenses attributable to the CIRCOR spin-off.

Interest expense increased $1,964,000 to $9,897,000 in the twelve months ended December 31, 2000 compared to the same period in 1999, primarily due to increased effective interest rates.

The Company's effective tax rate for continuing operations increased from 35.9% to 36.7% in the twelve months ended December 31, 2000 compared to the same period in 1999. The increase is primarily attributable to a revised tax structure required to execute the CIRCOR spin-off.

Net income from continuing operations for the twelve months ended December 31, 2000 increased $474,000 (1.5%) to $31,171,000 or $1.17 per common share compared to $1.15 per common share for the twelve months ended December 31, 1999 on a diluted basis. The impact of foreign exchange, primarily due to the devaluation of the euro against the U.S. dollar, decreased income approximately $1,331,000 or $.05 per common share on a diluted basis in the period ended December 31, 2000.

For the twelve months ended December 31, 2000, discontinued operations reported a net loss of $7,170,000 or $0.27 per share, on a diluted basis. This loss results from a charge recorded during the fiscal year representing the Company's current estimate of the after tax impact of the cost to bring the James Jones litigation to resolution. Additional details of the James Jones litigation are provided in Part I, Item 1, Product Liability, Environmental and Other Litigation Matters and in Note 15 of the Notes to the Consolidated Financial Statements. For the twelve months ended December 31, 1999, discontinued operations reported a net loss of $3,143,000 or $0.12 per share, on a diluted basis. Results for the twelve months ended December 31, 1999 were negatively impacted by after tax charges of $11,599,000 for spin-off related costs, including professional fees, facility relocation costs and income tax costs associated with the reorganizing of the Company's legal entity structure in anticipation of the spin-off as well as legal fees associated with the James Jones litigation. Excluding these charges, discontinued operations would have had net income of $8,456,000 ($0.32 per share) for the twelve months ended December 31, 1999. Additional details of the spin-off transaction are provided in Note 3 of the Notes to the Consolidated Financial Statements.

Results of Operations
Six Months Ended December 31, 1999 Compared to
Six Months Ended December 31, 1998

Net sales increased $31,869,000 (13.9%) to $261,019,000. The increase in net sales is attributable to the following:

Internal Growth	$20,234	8.8%
Acquisitions	17,061	7.4%
Foreign Exchange	(5,426)	(2.3%)
Total Change	$31,869	13.9%

The increase in net sales from internal growth is primarily attributable to increased unit shipments in the North American segment. The growth in net sales from acquired companies is due to the inclusion of the net sales of Cazzaniga S.p.A. of Biassono, Italy, which was acquired March 9, 1999. The foreign exchange impact reflects the adverse affects of the euro's devaluation against the U.S. dollar during the period. Excluding Cazzaniga, shipments in the European plumbing and heating market were 9.2% higher than last year.

Watts monitors its net sales in three geographical segments: North America, Europe and Asia. As outlined below, North America, Europe and Asia accounted for 73.9%, 22.6%, and 3.5% of net sales, respectively, in the six months ended December 31, 1999 compared to 77.2%, 19.0%, and 3.8%, respectively, in the six months ended December 31, 1998. The Company's net sales in these groups for the six months ended December 31, 1999 and 1998 were as follows:

	12/31/99	12/31/98	Change
North America	$192,975	$176,918	$16,057
Europe	58,934	43,598	15,336
Asia	9,110	8,634	476
Total	$261,019	$229,150	$31,869

The increase in North America is due to increased unit sales. The increase in Europe is due to the Cazzaniga acquisition and increased unit sales, which were partially offset by the devaluation of the euro against the U.S. dollar.

Gross profit increased $11,676,000 (14.0%) to $95,166,000 and remained constant as a percentage of net sales at 36.4%. This increase is attributable to increased net sales during the period.

During the period ended December 31, 1999 the Company recorded a restructuring charge of $1,460,000 before taxes. The charge was comprised of severance costs of $1,299,000, contract termination costs of $134,000 and other exit costs of $27,000. The Company consolidated certain Italian manufacturing and warehouse facilities into the Cazzaniga facility in Biassono, Italy. This project, which included the termination of 29 employees, was completed during fiscal 2000. Total program costs did not differ materially from the original estimate.

Selling, general and administrative expenses increased $5,779,000 (9.9%) to $64,148,000. This increase is primarily attributable to inclusion of the selling, general and administrative expenses of Cazzaniga and increased variable selling expenses, primarily commissions and freight costs.

Operating income in the six months ended December 31, 1999 increased $4,437,000 (17.7%) to $29,558,000 due to the increased gross profit. Without the restructuring charge, operating income would have increased by 23.5% and increased as a percentage of sales from 11.0% to 11.9%.

The Company's operating income by segment for the six months ended December 31, 1999 and 1998 was as follows:

	12/31/99	12/31/98	Change
North America	$27,793	$25,684	$2,109
Europe	7,252	5,682	1,570
Asia	731	822	(91)
Corporate	(6,218)	(7,067)	849
Total	$29,558	$25,121	$4,437

The increase in North America is due to increased net sales. The increase in Europe is primarily due to increased net sales and the Cazzaniga acquisition, which were partially offset by the restructuring charge.

Interest expense increased $1,783,000 in the six months ended December 31, 1999, primarily due to increased levels of debt associated with the acquisition of Cazzaniga.

The Company's effective tax rate for continuing operations increased from 32.1% to 35.2%. The increase is attributable to acquired companies operating in higher tax rate jurisdictions than the rest of the Company, tax planning strategies favorably impacting fiscal 1998 only and a revised tax structure required to effect the Distribution.

Net income from continuing operations for the six months ended December 31, 1999 increased $1,243,000 (8.2%) to $16,468,000 or $.61 per common share compared to $.56 per common share for the six months ended December 31, 1998 on a diluted basis. Net income from continuing operations exclusive of the restructuring charge would have increased $2,104,000 to $17,329,000 or $.64 per common share on a diluted basis. The impact of foreign exchange, primarily due to the devaluation of the euro against the U.S. dollar, decreased net income $.02 per common share on a diluted basis in the period ended December 31, 1999.

For the six months ended December 31, 1999, discontinued operations generated a net loss of $1,226,000 ($0.05 per share), compared to net income of $8,419,000 ($0.31 per share) for six months ended December 31, 1998. Results for the six months ended December 31, 1999 were negatively impacted by an after tax charge of $2,433,000 for spin-off related costs, including professional fees, facility relocation costs and income tax costs associated with the reorganizing of the Company's legal entity structure in anticipation of the spin-off. Excluding this charge, discontinued operations would have had net income of $1,207,000 ($0.05 per share) for the six months ended December 31, 1999. Net sales for the discontinued operations for the three months ended September 30, 1999 were $76,957,000, a decrease of $3,699,000 (4.6%) from the comparable period in 1998. The decrease in net sales is primarily attributable to lower demand for oil and gas valve products. Declining prices, resulting from increased competition; reduced manufacturing levels, resulting in lower absorption of fixed manufacturing costs; and costs associated with the integration of acquired companies negatively impacted operating profits during the six months ended December 31, 1999. Additional details of the spin-off transaction are provided in Note 3 of the Notes to the Consolidated Financial Statements.

Results of Operations
Twelve Months Ended June 30, 1999

Net sales for the twelve months ended June 30, 1999 were $477,869,000. Sales grew internally at a rate of 5.9% over the prior fiscal year, primarily attributable to increased unit shipments in the North American market. In March 1999, the Company acquired Cazzaniga S.p.A. of Biassono, Italy. The inclusion of the sales of Cazzaniga contributed $10,095,000 to overall net sales.

Net income from continuing operations was $29,454,000, while net income from discontinued operations was $6,502,000 for the year ended June 30, 1999. The results of discontinued operations for the year ended June 30, 1999 include the net income from the industrial and oil and gas operations which were negatively impacted by an after-tax charge of $6,166,000 for spin-off related costs, including professional fees, facility relocation costs and income tax costs associated with the reorganization of the Company's legal entity structure in anticipation of this spin-off. The income from discontinued operations contains an after-tax charge of $3,000,000 for legal expenses associated with the litigation involving the James Jones Company. James Jones Company was a subsidiary of the Company in the Municipal Water Works Division until September 1996 when it was sold to Tyco International, Ltd.

Liquidity and Capital Resources

During the twelve month period ended December 31, 2001, the Company generated $51,237,000 in cash flow from continuing operations, which was principally used to fund the purchase of $16,047,000 in capital equipment, contribute to the funding of acquisitions, and to pay cash dividends to common shareholders. Capital expenditures were primarily for manufacturing machinery and equipment as part of the Company's commitment to continuously improve its manufacturing capabilities.

The Company's capital expenditure budget for fiscal 2002 is $18,700,000. The largest component of this budget is the establishment of a 100% controlled brass and bronze valve manufacturing plant in Tianjin, China for an estimated cost of $9,000,000.

The Board ratified on February 12, 2002, the establishment of a 60% owned joint venture in the Shanghai provinces to support some of the Company's retail-oriented products, such as flexible hose connectors, plumbing fittings and under-the-sink products. The Company's investment for 60% of this joint venture is estimated to be $7,800,000.

The Company invested $42,977,000 net of cash acquired, to acquire four businesses during the twelve months ended December 31, 2001. These acquisitions were Dumser Metallbau GmbH & Co. KG of Landau, Germany; Fimet S.r.l. of Milan, Italy; Premier Manufactured Systems, Inc. of Phoenix, Arizona; and Powers Process Controls of Skokie, Illinois and Mississauga, Ontario, Canada. The purchase price of these acquisitions was primarily funded through the Company's use of the domestic and foreign revolving lines of credit. The Company's consolidated long-term debt increased by $20,287,000 to $126,905,000 at December 31, 2001 compared to $106,618,000 at December 31, 2000. The Company's operating cash flow enabled it to pay a significant portion of the $42,977,000 invested in acquired companies during 2001, reducing the use of the Company's debt facility.

On February 27, 2002, the Company entered into a new Revolving Credit Facility with a syndicate of banks (the "Revolving Credit Facility"), which replaces the Company's $100 million facility and its 39,350,000 euro facility. The Revolving Credit Facility provides for borrowings of up to $150 million, which includes a $100 million tranche for U.S. dollar borrowings and a $50 million tranche for euro base borrowings and matures in February 2005. Approximately $50 million of borrowings under the Revolving Credit Facility were used to repay amounts outstanding under the prior facilities. The Revolving Credit Facility will be used to support the Company's acquisition program, working capital requirements of acquired companies, and for general corporate purposes.

Outstanding indebtedness under the Revolving Credit Facility bears interest at one of three customary rates plus a margin of 100 basis points, depending on the applicable base rate and the Company's bond rating. The average interest rate for February 2002 was approximately 3%. The Revolving Credit Facility includes operational and financial covenants, customary for facilities of this type, including, among others, restrictions on additional indebtedness, liens and investments and maintenance of certain leverage ratios. As of February 27, 2002, the Company was in compliance with all covenants related to the Revolving Credit Facility.

The Company's $5,000,000 industrial revenue bond is payable in September 2002. The Company intends to repay this debt by utilizing the Revolving Line of Credit.

On September 1, 2001, the Company entered into an interest rate swap for its $75,000,000 8 3/8% notes due December 2003. The Company swapped its fixed rate for a variable rate. The variable rate is floating LIBOR plus 3.74%. The term of the swap coincides with the term of the notes.

Working capital as of December 31, 2001, was $142,595,000 compared to $137,142,000 at December 31, 2000. This increase is primarily attributable to the inclusion of working capital of acquired companies. The ratio of current assets to current liabilities was 2.3 to 1 at December 31, 2001 compared to 2.2 to 1 at December 31, 2000. Cash and cash equivalents were $11,997,000 at December 31, 2001 compared to $15,235,000 at December 31, 2000. Debt as a percentage of total capital employed (short-term and long-term debt as a percentage of the sum of short-term and long-term debt plus equity) was 33.7% at December 31, 2001 compared to 31.4% at December 31, 2000.

The Company anticipates that currently available funds and those funds provided by the ongoing operations will be sufficient to meet current operating requirements and anticipated capital expenditures for at least the next 24 months.

The Company from time to time is involved in environmental proceedings and other legal proceedings and incurs costs on an ongoing basis related to these matters. The Company has not incurred material expenditures in fiscal 2001 in connection with any of these matters. See Part II, Item 1, Legal Proceedings.

Conversion To The Euro

On January 1, 1999, 11 of the 15 member countries of the European Union adopted the euro as their common legal currency and established fixed conversion rates between their existing sovereign currencies and the euro. The euro affects the Company as the Company has manufacturing and distribution facilities in several of the member countries and trades extensively across Europe. The long-term competitive implications of the conversion are currently being assessed by the Company; however, the Company has experienced a reduction in the risks associated with foreign exchange. At this time, the Company has not incurred any significant costs with the introduction and conversion to the euro. The Company is currently able to make and receive payments in euro and has converted its financial and information technology systems to use the euro, where required, as its base currency.

Responsibility for Financial Statements

The Company is responsible for the objectivity and integrity of the accompanying consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The financial statements of necessity include the Company's estimates and judgments relating to matters not concluded by year end. Financial information contained elsewhere in the Annual Report and Form 10-K is consistent with that included in the financial statements.

The Company maintains a system of internal accounting controls. Although there are inherent limitations to the effectiveness of any system of accounting controls, the Company believes that its system provides reasonable, but not absolute, assurance that its assets are safeguarded from unauthorized use or disposition and that its accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with accounting principles generally accepted in the United States.

KPMG LLP, independent auditors, are engaged to render an independent opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their report appears on page 31. Their examination was made in accordance with auditing standards generally accepted in the United States of America and included a review of the system of internal accounting controls to the extent they considered necessary to determine the audit procedures required to support their opinion.

The Audit Committee of the Board of Directors is composed of four non-employee directors. The Board has made a determination that the members of the Audit Committee satisfy the requirements of the New York Stock Exchange as to independence, financial literacy and experience, except that Mr. McAvoy is not independent as defined in section 303.01(B)(3) of the listing requirements of the New York Stock Exchange, because he was employed by the Company until December 31, 1999. The Committee meets periodically and privately with the independent auditors and financial officers of the Company, as it deems necessary, to review the quality of the financial reporting of the Company and the internal accounting controls. The Committee also reviews compliance with the Company's policy regarding its relationship with the independent auditors. In addition, the Committee is responsible for recommending the appointment of the Company's independent auditors.

Critical Accounting Policies and Key Estimates

Management considers the following accounting policies and key estimates as being critical in reporting the financial position of the Company and its results of operations:

- The proper application of revenue recognition criteria requires certain judgments and estimates including the assessment of credit risk and sales return rates. Management has used its best estimates based on historic trends to establish these reserves.
- The valuation of inventory includes forecasted demand and anticipated market pricing for its products.
- Contingencies and environmental remediation costs include estimates for clean-up costs which could be paid over several years. Estimates are based on management and legal counsel's best estimates of ultimate liability.
- Product liability costs are estimated utilizing historic trends, considering known insurance recoveries.
- In accounting for costs relating to the manufacturing restructuring plan, certain estimates have been made in measuring the cost of the plan and the impact on operations including the estimated timing of facility closures.

Management believes that the estimates and assessments inherent in the application of these accounting policies have been applied on a reasonable basis. Actual results could differ from these estimates and assumptions, which could impact the financial position of the Company and its results of operations.

Certain Factors Affecting Future Results

This report on form 10K includes forward-looking statements, which are not historical facts and are considered forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company's current views about future events and financial performance. Forward-looking statements do not relate strictly to historical or current facts and may be identified by their use of words like "plan", "believe", "expect", "will", "anticipate", "estimate" and other words of similar meaning. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties, and other factors that could cause actual results to differ materially from our expectations, and we do not undertake any duty to update forward-looking statements. Some important factors that could cause our actual results to differ materially from those projected in any such forward-looking statements are as follows:

Down Economic Cycles, Particularly Reduced Levels Of Housing Starts And Remodeling, Have An Adverse Affect On Our Business And Revenues

The businesses of most of our customers, particularly plumbing and heating wholesalers and home improvement retailers, are cyclical. Therefore, the level of the Company's business activity has been cyclical, fluctuating with economic cycles, in particular, with housing starts and remodeling levels. Housing starts and remodeling are, in turn, heavily influenced by mortgage interest rates, consumer debt levels, changes in disposable income, employment growth, consumer confidence and, on a short term basis, weather conditions. There can be no assurance that a downturn in these factors affecting housing starts and remodeling will not occur, and if housing and remodeling starts are materially reduced, it is likely such reduction would have a material adverse effect on the Company due to reduced revenue.

Economic, Political And Other Risks Associated With International Sales And Operations Could Adversely Affect Our Business

Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Our sales outside North America, as a percentage of our total sales, was 24.3% in 2001. Accordingly, our future results could be harmed by a variety of factors, including:

- changes in foreign currency exchange rates
- changes in a specific country's or region's political or economic conditions, particularly in emerging markets

- trade protection measures and import or export licensing requirements
- potentially negative consequences from changes in tax laws
- difficulty in staffing and managing widespread operations
- differing labor regulations
- differing protection of intellectual property
- unexpected changes in regulatory requirements

Reductions In The Supply Of Raw Materials And Increases In The Prices Of Raw Materials Could Adversely Affect Our Operating Results

We require substantial amounts of raw materials (bronze, brass, cast iron) and substantially all raw materials we require are purchased from outside sources. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. Any change in the supply of, or price for, these raw materials could adversely affect our operating results.

Fluctuations In Foreign Exchange Rates Could Materially Affect Our Reported Results

Exchange rates between the United States dollar, in which our results are and will be reported, and the local currency in the countries in which we provide many of our services, may fluctuate from quarter to quarter. Since we report our interim and annual results in United States dollars, we are subject to the risk of currency fluctuations. When the dollar appreciates against the applicable local currency in any reporting period, the actual earnings generated by our services in that country are diminished in the conversion.

We are exposed to fluctuations in foreign currencies as a significant portion of our revenue, and certain of our costs, assets and liabilities, are denominated in currencies other than U.S. dollars. Approximately 24.3% of our revenue during 2001 was from sales outside of North America. For the twelve months ended December 31, 2001 the depreciation of the euro against the U.S. dollar had an adverse impact on revenue of $3,385,000, yet the impact on earnings was minimal. Our share of revenue in non-dollar denominated currencies may continue to increase in future periods. We can offer no assurance that exchange rate fluctuations will not have a material adverse effect on our results of operations and financial condition.

We Face Intense Competition

We encounter intense competition in all areas of our business. Additionally, customers for our products are attempting to reduce the number of vendors from which they purchase in order to reduce the size and diversity of their inventory. To remain competitive, we will need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We anticipate that we may have to adjust the prices of some of our products to stay competitive potentially resulting in inventory valuation and impairment issues. We cannot assure you that we will have sufficient resources to continue to make such investments or that we will maintain our competitive position.

Environmental Compliance Costs And Liabilities Could Adversely Affect Our Financial Condition

Our operations and properties are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Such laws and regulations can impose substantial fines and sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws, and adapt to regulatory requirements in all countries as these requirements change.

We have experienced, and expect to continue to experience, operating costs to comply with environmental laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Third Parties May Infringe Our Intellectual Property, And We May Expend Significant Resources Enforcing Our Rights Or Suffer Competitive Injury

Our success depends in part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. We may be required to spend significant resources to monitor and police our intellectual property rights.

If We Cannot Continue Operating Our Manufacturing Facilities At Current Or Higher Levels, Our Results Of Operations Could Be Adversely Affected

We operate a number of manufacturing facilities for the production of our products. The equipment and management systems necessary for such operations may break down, perform poorly or fail, resulting in fluctuations in manufacturing efficiencies. Such fluctuations may affect our ability to deliver products to our customers on a timely basis which could have a material adverse effect on our business, financial condition or results of operations.

To The Extent We Are Not Successful In Implementing Our Manufacturing Restructuring Plan, It Could Have An Adverse Effect On Our Results Of Operations And Financial Condition

We are reducing the number of manufacturing plants in the United States and Europe. We are also expanding our production capability in China. We believe this will reduce our product cost. If these plant consolidations and China expansion plants are not successful, it could have a material adverse effect on our results of operations and financial condition.

If We Experience Delays In Introducing New Products Or If Our Existing Or New Products Do Not Achieve Or Maintain Market Acceptance, Our Revenues May Decrease

Our industry is characterized by:

- intense competition
- changes in end-user requirements
- technically complex products
- evolving product offerings and introductions

We believe our future success will depend, in part, on our ability to anticipate or adapt to these factors and to offer, on a timely basis, products that meet customer demands. Failure to develop new and innovative products or to custom design existing products could result in the loss of existing customers to competitors or the inability to attract new business, either of which may adversely affect our revenues.

Implementation Of Our Acquisition Strategy May Not Be Successful, Which Could Affect Our Ability To Increase Our Revenues Or Reduce Our Profitability

One of our strategies is to increase our revenues and expand our markets through acquisitions that will provide us with complementary water related products. We expect to spend significant time and effort in expanding our existing businesses and identifying, completing and integrating acquisitions. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities available to us and may result in higher acquisition prices. We cannot be certain that we will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies without substantial costs, delays or other problems. Also, there can be no assurance that companies acquired in the future will achieve revenues, profitability or cash flows that justify our investment in them. In addition, acquisitions may involve a number of special risks, including:

- adverse short-term effects on our reported operating results
- diversion of management's attention
- loss of key personnel at acquired companies
- unanticipated management or operational problems or legal liabilities

Some or all of the above special risks could have a material adverse effect on our business, financial condition or results of operations.

If We Fail To Manufacture And Deliver High Quality Products, We May Lose Customers

Product quality and performance are a priority for our customers. Our products are used in control of temperature and pressure of water as well as water quality and safety. These applications require products that meet stringent performance and safety standards. If we fail to maintain and enforce quality control and testing procedures, our products will not meet these stringent performance and safety standards. Substandard products would seriously harm our reputation resulting in both a loss of current customers to our competitors and damage to our ability to attract new customers, which could have a material adverse effect on our business, financial condition or results of operations.

We Face Risks From Product Liability And Other Lawsuits, Which May Adversely Affect Our Business

We, like other manufacturers and distributors of products designed to control and regulate water, face an inherent risk of exposure to product liability claims in the event that the use of our products results in personal injury, property damage or business interruption to our customers. We may be subjected to various product liability claims, including, among others, that our products include inadequate or improper instructions for use or installation, or inadequate warnings concerning the effects of the failure of our products. Although we maintain strict quality controls and procedures, including the testing of raw materials and safety testing of selected finished products, we cannot be certain that our products will be completely free from defect. In addition, in certain cases, we rely on third-party manufacturers for our products or components of our products. Although we have liability insurance coverage, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost, or, if available, will be adequate to cover any such liabilities.

One Of Our Shareholders Can Exercise Substantial Influence Over Our Company

As of February 15, 2002, Timothy P. Horne, our Chairman and Chief Executive beneficially owned 33.7% of our outstanding shares of Class A Common Stock and Class B Common Stock, which represents 79.8% of the total outstanding voting power. As long as Mr. Horne controls shares representing at least a majority of the total voting power of the Company's outstanding stock, Mr. Horne will be able to unilaterally determine the outcome of all stockholder votes and other stockholders will not be able to affect the outcome of any stockholder vote. If Mr. Horne were to sell a significant amount of common stock into the public market, the trading price of our common stock could decline. See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management".

The foregoing list sets forth many, but not all, of the factors that could impact upon our ability to achieve results described in any forward-looking statements. Investors are cautioned not to place undue reliance on such statements that speak only as of the date made. Investors also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors should also realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our projections. We do not undertake any obligation to update any forward-looking statements as a result of future events or developments.

New Accounting Standards

During 2000, the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) added to its agenda various revenue recognition issues that could impact the income statement classification of certain promotional payments. In May 2000, the EITF reached a consensus on Issue 00-14, "*Accounting for Certain Sales Incentives*". EITF 00-14 addresses the recognition and income statement classification of various sales incentives. Among its requirements, the consensus will require the costs related to consumer coupons currently classified as marketing costs to be classified as a reduction of revenue. The impact of adopting this consensus is not expected to have a material impact on our results of operations. The Company expects to implement the consensus in the first quarter of 2002.

In April 2001, the EITF reached a consensus on Issue 00-25, "*Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor's Products or Services*". EITF 00-25 addresses the income statement classification of consideration, other than that directly addressed in Issue 00-14, from a vendor to a reseller, or another party that purchases the vendor's products. Among its requirements, the consensus will require certain of our customer promotional incentives currently classified as marketing costs to be classified as a reduction of revenue. The consensus is effective for fiscal 2002. The Company expects to implement the consensus in the first quarter of 2002.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Statement No. 141, "*Business Combinations*" ("FAS 141") and Financial Accounting Standards Board Statement No. 142, "*Goodwill and Other Intangible Assets*" ("FAS 142"). FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment, at least annually, in accordance with the provisions of FAS 142. FAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Financial Accounting Standards Board Statement No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*".

The provisions of FAS 141 were effective immediately, except with regard to business combinations initiated prior to July 1, 2001. FAS 142 will be effective as of January 1, 2002. Goodwill and other intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with appropriate pre-FAS 142 accounting literature. Goodwill and other intangible assets acquired in business combinations completed before July 1, 2001, will continue to be amortized prior to the adoption of FAS 142. The Company is currently evaluating the effect that the adoption of FAS 141 and FAS 142 will have on its results of operations and its financial position.

In August 2001, the FASB issued Financial Accounting Standards Board Statement No. 143, "*Accounting for Asset Retirement Obligations*" ("FAS 143") which requires companies to record the fair value of an asset retirement obligation as a liability in the period it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and or normal use of the assets. The company must also record a corresponding increase in the carrying value of the related long-lived asset and depreciate that cost over the remaining useful life of the asset. The liability must be increased each period for the passage of time with the offset recorded as an operating expense. The liability must also be adjusted for changes in the estimated future cash flows underlying the initial fair value measurement. Companies must also recognize a gain or loss on the settlement of the liability. The provisions of FAS 143 are effective for fiscal years beginning after June 15, 2002. At the date of the adoption of FAS 143, companies are required to recognize a liability for all existing asset retirement obligations and the associated asset retirement costs. The Company is currently evaluating the effect that the adoption of FAS 143 will have on its results of operations and its financial position.

In August 2001, the FASB issued Financial Accounting Standards Board Statement No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("FAS 144") which addresses the accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 supercedes Financial Accounting Standards Board Statement No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*" ("FAS 121") but retains many of the fundamental provisions of FAS 121. FAS 144 also supercedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "*Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*" ("APB 30") for the disposal of a segment of a business. However, FAS 144 retains the requirements of APB 30 to report discontinued operations separately and extends that reporting requirement to components of an entity that has either been disposed of or is classified as held for sale. FAS 144 excludes goodwill and other intangibles that are not amortized from its scope. For assets to be held and used, FAS 144 addresses how cash flows should be estimated to test the recoverability of an asset or group of assets, clarifies how an impairment loss should be allocated, and creates a requirement to use an expected present value technique to estimate fair value if market prices are not available and uncertainties exist about the timing and amount of future cash flows. For long-lived assets to be disposed of by sale, FAS 144 establishes the criteria to be met to qualify for this classification, defines the timing of when the related sale must be consummated, eliminates the net realizable value measurement approach for segments of a business and certain acquired assets in a business combination, and defines costs to sell the asset. The provisions of FAS 144 are effective for fiscal years beginning after December 15, 2001 and are generally to be applied prospectively. The Company is currently evaluating the effect that the adoption of FAS 144 will have on its results of operations and its financial position.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company uses derivative financial instruments primarily to reduce exposure to adverse fluctuations in foreign exchange rates, interest rates and prices of certain raw materials used in the manufacturing process. The Company does not enter into derivative financial instruments for trading purposes. As a matter of policy, all derivative positions are used to reduce risk by hedging underlying economic exposure. The derivatives the Company uses are instruments with liquid markets.

The Company's consolidated earnings, which are reported in United States dollars are subject to translation risks due to changes in foreign currency exchange rates. This risk is concentrated in the exchange rate between the U.S. dollar and the euro; the U.S. dollar and the Canadian dollar; and the U.S. dollar and the Chinese remnimbi.

The Company's foreign subsidiaries transact most business, including certain intercompany transactions, in foreign currencies. Such transactions are principally purchases or sales of materials and are denominated in European currencies or the U.S. or Canadian dollar. The Company uses foreign currency forward exchange contracts to manage the risk related to intercompany purchases that occur during the course of a fiscal year and certain open foreign currency denominated commitments to sell products to third parties. At December 31, 2001, the Company had no forward contracts to buy foreign currencies and no unrealized gains or losses. See Note 16 of the Notes to the Consolidated Financial Statements.

The Company has historically had a very low exposure to changes in interest rates. Interest rate swaps are used to mitigate the impact of interest rate fluctuations on certain variable rate debt instruments and reduce interest expense on certain fixed rate instruments. Information about the Company's long-term debt including principal amounts and related interest rates appears in Note 11 of the Notes to the Consolidated Financial Statements included herein.

The Company purchases significant amounts of bronze ingot, brass rod and cast iron, which are utilized in manufacturing its many product lines. The Company's operating results can be adversely affected by changes in commodity prices if it is unable to pass on related price increases to its customers. The Company manages this risk by monitoring related market prices, working with its suppliers to achieve the maximum level of stability in their costs and related pricing, seeking alternative supply sources when necessary and passing increases in commodity costs to its customers, to the maximum extent possible, when they occur. Additionally, on a limited basis, the Company uses commodity futures contracts to manage this risk. See Note 16 of the Notes to the Consolidated Financial Statements.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The index to financial statements is included in page 27 of this Report.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Directors

The information appearing under the caption "Information as to Nominees for Director" in the Registrant's Proxy Statement relating to the Annual Meeting of Stockholders to be held on April 23, 2002 is incorporated herein by reference. With respect to Directors and Executive Officers, the information appearing under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Registrant's Proxy Statement relating to the Annual Meeting of Stockholders to be held on April 23, 2002 is incorporated herein by reference.

Executive Officers

Information with respect to the executive officers of the Company is set forth in Item 1 of this Report under the caption "Executive Officers".

Item 11. EXECUTIVE COMPENSATION.

The information appearing under the caption "Compensation Arrangements" in the Registrant's Proxy Statement relating to the Annual Meeting of Stockholders to be held on April 23, 2002 is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information appearing under the caption "Principal and Management Stockholders" in the Registrant's Proxy Statement relating to the Annual Meeting of Stockholders to be held on April 23, 2002 is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information appearing under the caption "Compensation Arrangements-Certain Relationships and Related Transactions" in the Registrant's Proxy Statement relating to the Annual Meeting of Stockholders to be held on April 23, 2002 is incorporated herein by reference.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a)(1) Financial Statements

The following financial statements are included in a separate section of this Report commencing on the page numbers specified below:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the Notes to the Consolidated Financial Statements, or are not required under the related instructions or are inapplicable, and therefore have been omitted.

(a)(3) Exhibits

Exhibits 10.1-10.6, 10.8, 10.16, and 10.23 constitute all of the management contracts and compensation plans and arrangements of the Company required to be filed as exhibits to this Annual Report. Upon written request of any stockholder to the Chief Financial Officer at the Company's principal executive office, the Company will provide any of the Exhibits listed below.

Exhibit No.	Description and Location
2.1	Distribution Agreement between Watts Industries, Inc. and CIRCOR International, Inc. (20)
3.1	Restated Certificate of Incorporation, as amended. (12)
3.2	Amended and Restated By-Laws, as amended May 11, 1999. (1)
9.1	Horne Family Voting Trust Agreement-1991 dated as of October 31, 1991 (2), Amendments dated November 19, 1996 (18), February 24, 1997 (18), June 5, 1997 (18), August 26, 1997 (18), and October 17, 1997 (21), and an extension Amendment dated October 25, 2001.*
9.2	The Amended and Restated George B. Horne Voting Trust Agreement-1997 dated as of September 14, 1999. (22)
10.1	Employment Agreement effective as of September 1, 1996 between the Registrant and Timothy P. Horne. (14)
10.2	Supplemental Compensation Agreement effective as of September 1, 1996 between the Registrant and Timothy P. Horne. (14), Amendment No. 1, dated July 25, 2000 (23)
10.3	Deferred Compensation Agreement between the Registrant and Timothy P. Horne, as amended. (4)
10.4	1996 Stock Option Plan, dated October 15, 1996. (15)
10.5	1989 Nonqualified Stock Option Plan. (3)
10.6	Watts Industries, Inc. Retirement Plan for Salaried Employees dated December 30, 1994, as amended and restated effective as of January 1, 1994, (12), Amendment No. 1 (14), Amendment No. 2 (14), Amendment No. 3 (14), Amendment No. 4 dated September 4, 1996. (18), Amendment No. 5 dated January 1, 1998, Amendment No. 6 dated May 3, 1999 (22), and Amendment No. 7 dated June 7, 1999. (22)
10.7	Registration Rights Agreement dated July 25, 1986. (5)
10.8	Executive Incentive Bonus Plan, as amended. (12)
10.9	Indenture dated as of December 1, 1991 between the Registrant and The First National Bank of Boston, as Trustee, including form of 8-3/8% Note Due 2003. (8)
10.10	Loan Agreement and Mortgage among The Industrial Development Authority of the State of New Hampshire, Watts Regulator Co. and Arlington Trust Company dated August 1, 1985. (4)
10.11	Amendment Agreement relating to Watts Regulator Co. (Canaan and Franklin, New Hampshire, facilities) financing dated December 31, 1985. (4)
10.12	Loan Agreement between The Rutherford County Industrial Facilities and Pollution Control Financing Authority and Watts Regulator Company dated September 1, 1994. (12)
10.13	Letter of Credit, Reimbursement and Guaranty Agreement dated September 1, 1994 by and among the Registrant, Watts Regulator Company and The First Union National Bank of North Carolina (12), Amendment No. 1 (14), Amendment No. 2 dated October 1, 1996 (18), and Amendment No. 3 dated October 18, 1999 (11).
10.14	Trust Indenture from The Rutherford County Industrial Facilities and Pollution Control Financing Authority to The First National Bank of Boston, as Trustee, dated September 1, 1994. (12)
10.15	Amended and Restated Stock Restriction Agreement dated October 30, 1991 (2), Amendment dated August 26, 1997. (18)
10.16	Watts Industries, Inc. 1991 Non-Employee Directors' Nonqualified Stock Option Plan (7), Amendment No. 1. (14)
10.17	Letters of Credit relating to retrospective paid loss insurance programs. (10)
10.18	Form of Stock Restriction Agreement for management stockholders. (5)
10.20	Loan Agreement dated September 1987 with, and related Mortgage to, N.V. Sallandsche Bank. (6)
10.21	Agreement of the sale of shares of Intermes, S.p.A., RIAF Holding A.G. and the participations in Multiscope Due S.R.L. dated November 6, 1992. (9)
10.22	Amended and Restated Revolving Credit Agreement dated March 27, 1998 between and among Watts Investment Company, certain financial institutions, BankBoston N.A., as Administrative Agent, and the Registrant, as Guarantor (17), and First Amendment to Amended and Restated Revolving Credit Agreement dated October 18, 1999 (11).
10.23	Watts Industries, Inc. Management Stock Purchase Plan dated October 17, 1995 (13), Amendment No. 1 dated August 5, 1997. (18), Amendment No 2, dated November 1, 1999*
10.24	Stock Purchase Agreement dated as of June 19, 1996 by and among Mueller Co., Tyco Valves Limited, Watts Investment Company, Tyco International Ltd. and Watts Industries, Inc. (16)
11	Statement Regarding Computation of Earnings per Common Share. (19)
21	Subsidiaries. *
23	Consent of KPMG LLP. *

Incorporated By Reference To:

(1) Relevant exhibit to Registrant's Form 10-Q for quarter ended March 31, 1999.
(2) Relevant exhibit to Registrant's Form 8-K dated November 14, 1991.
(3) Relevant exhibit to Registrant's Form 10-K for the year ended June 30, 1989.
(4) Relevant exhibit to Registrant's Form S-1 (No. 33-6515) dated June 17, 1986.
(5) Relevant exhibit to Registrant's Form S-1 (No. 33-6515) as part of the Second Amendment to such Form S-1 dated August 21, 1986.
(6) Relevant exhibit to Registrant's Form S-1 (No. 33-27101) dated February 16, 1989.
(7) Relevant exhibit to Registrant's Amendment No. 1 to Form 10-K for year ended June 30, 1992.
(8) Relevant exhibit to Registrant's Form 10-K for year ended June 30, 1992.
(9) Relevant exhibit to Registrant's Amendment No. 2 dated February 22, 1993 to Form 8-K dated November 6, 1992.
(10) Relevant exhibit to Registrant's Form 10-K for year ended June 30, 1993.
(11) Relevant exhibit to Registrant's Form 10-Q for quarter ended September 30, 1999.
(12) Relevant exhibit to Registrant's Form 10-K for year ended June 30, 1995.
(13) Relevant exhibit to Registrant's Form S-8 (No. 33-64627) dated November 29, 1995.
(14) Relevant exhibit to Registrant's Form 10-K for year ended June 30, 1996.
(15) Relevant exhibit to Registrant's Form S-8 (No. 333-32685) dated August 1, 1997.
(16) Relevant exhibit to Registrant's Form 8-K dated September 4, 1996.
(17) Relevant exhibit to Registrant's Form 10-Q for quarter ended March 31, 1998.
(18) Relevant exhibit to Registrant's Form 10-K for year ended June 30, 1997.
(19) Notes to Consolidated Financial Statements, Note 2 of this Report.
(20) Exhibit 2.1 to CIRCOR International, Inc. Amendment No. 1 to its registration statement on Form 10 filed on September 22, 1999. (File No. 000-26961).
(21) Relevant exhibit to Registrant's Form 10-K for year ended June 30, 1998.
(22) Relevant exhibit to Registrant's Form 10-K for year ended June 30, 1999.
(23) Relevant exhibit to Registrant's Form 10-Q for quarter ended September 30, 2000.

* Filed as an exhibit to this Report with the Securities and Exchange Commission

(b) Reports on Form 8-K

There were no reports filed on Form 8-K for quarter ending December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WATTS INDUSTRIES, INC.

By: /s/ Timothy P. Horne
Timothy P. Horne
Chairman of the Board,
Chief Executive Officer and President

DATED: March 14, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Timothy P. Horne Timothy P. Horne	Chairman of the Board, Chief Executive Officer, President (Principal Executive Officer) and Director	March 14, 2002
/s/ William C. McCartney William C. McCartney	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer), Secretary	March 14, 2002
/s/ Kenneth J. McAvoy Kenneth J. McAvoy	Director	March 14, 2002
/s/ Gordon W. Moran Gordon W. Moran	Director	March 14, 2002
/s/ Daniel J. Murphy, III Daniel J. Murphy, III	Director	March 14, 2002
/s/ Roger A. Young Roger A. Young	Director	March 14, 2002

Independent Auditors' Report

The Board of Directors and Stockholders
Watts Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Watts Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2001 and 2000, the six month period ended December 31, 1999 and the fiscal year ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Watts Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000, the six month period ended December 31, 1999, and the fiscal year ended June 30, 1999 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts
February 5, 2002

Watts Industries, Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share information)

	For the Twelve Months Ended December 31, 2001	December 31, 2000	December 31, 1999 (unaudited)	June 30, 1999	For the Six Months Ended December 31, 1999	December 31, 1998 (unaudited)
Net sales	$548,940	$516,100	$509,656	$477,869	$261,019	$229,150
Cost of goods sold	365,408	330,796	322,938	302,745	165,853	145,660
GROSS PROFIT	183,532	185,304	186,718	175,124	95,166	83,490
Selling, general and administrative expenses	131,795	125,317	128,983	123,286	64,148	58,369
Restructuring and other charges	1,454	-	1,460	-	1,460	-
OPERATING INCOME	50,283	59,987	56,275	51,838	29,558	25,121
Other (income) expense:						
Interest income	(685)	(827)	(841)	(923)	(331)	(413)
Interest expense	9,422	9,897	7,933	6,150	4,456	2,673
Other	1,378	1,705	1,276	1,688	22	434
	10,115	10,775	8,368	6,915	4,147	2,694
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	40,168	49,212	47,907	44,923	25,411	22,427
Provision for income taxes	13,612	18,041	17,210	15,469	8,943	7,202
INCOME FROM CONTINUING OPERATIONS	26,556	31,171	30,697	29,454	16,468	15,225
Income (loss) from discontinued operations, net of taxes	-	(7,170)	(3,143)	6,502	(1,226)	8,419
NET INCOME	$ 26,556	$ 24,001	$ 27,554	$ 35,956	$ 15,242	$ 23,644
Basic EPS						
Income (loss) per share:						
Continuing operations	$ 1.00	$ 1.18	$ 1.16	$ 1.10	$ 0.62	$ 0.57
Discontinued operations	-	(0.27)	(0.12)	0.24	(0.05)	0.31
NET INCOME	$ 1.00	$ 0.91	$ 1.04	$ 1.34	$ 0.57	$ 0.88
Weighted average number of shares	26,497	26,409	26,498	26,736	26,453	26,935
Diluted EPS						
Income (loss) per share:						
Continuing operations	$ 0.99	$ 1.17	$ 1.15	$ 1.10	$ 0.61	$ 0.56
Discontinued operations	-	(0.27)	(0.12)	0.24	(0.05)	0.31
NET INCOME	$ 0.99	$ 0.90	$ 1.03	$ 1.34	$ 0.56	$ 0.87
Weighted average number of shares	26,802	26,551	26,684	26,799	27,081	27,062
Dividends per share	$ 0.240	$ 0.268	$ 0.350	$ 0.350	$ 0.175	$ 0.175

The accompanying notes are an integral part of these consolidated financial statements.

Watts Industries, Inc. and Subsidiaries
Consolidated Balance Sheets
(Amounts in thousands, except share information)

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 11,997	$ 15,235
Trade accounts receivable, less allowance for doubtful accounts of $6,070 in 2001 and $6,614 in 2000	95,498	97,718
Inventories	115,864	108,951
Prepaid expenses and other assets	7,436	6,850
Deferred income taxes	25,329	20,486
Total Current Assets	256,124	249,240
PROPERTY, PLANT AND EQUIPMENT, NET	128,606	125,810
OTHER ASSETS:		
Goodwill, net of accumulated amortization of $17,885 in 2001 and $14,665 in 2000	124,544	98,179
Other	11,196	8,796
TOTAL ASSETS	$520,470	$482,025
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 42,873	$ 39,569
Accrued expenses and other liabilities	55,930	59,088
Accrued compensation and benefits	11,033	12,200
Current portion of long-term debt	3,693	1,241
Total Current Liabilities	113,529	112,098
LONG-TERM DEBT, NET OF CURRENT PORTION	123,212	105,377
DEFERRED INCOME TAXES	15,692	15,463
OTHER NONCURRENT LIABILITIES	11,414	9,770
MINORITY INTEREST	7,309	6,775
STOCKHOLDERS' EQUITY:		
Preferred Stock, $.10 par value; 5,000,000 shares authorized; no shares issued or outstanding	-	-
Class A Common Stock, $.10 par value; 80,000,000 shares authorized; 1 vote per share; issued and outstanding, 17,776,509 shares in 2001 and 17,225,965 shares in 2000	1,778	1,723
Class B Common Stock, $.10 par value; 25,000,000 shares authorized; 10 votes per share; issued and outstanding, 8,735,224 shares in 2001 and 9,235,224 shares in 2000	874	924
Additional paid-in capital	37,182	35,996
Retained earnings	233,761	213,627
Accumulated Other Comprehensive Income	(24,281)	(19,728)
Total Stockholders' Equity	249,314	232,542
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$520,470	$482,025

The accompanying notes are an integral part of these consolidated financial statements.

Watts Industries, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Amounts in thousands, except share information)

	Class A Common Stock	
	Shares	Amount
Balance at June 30, 1998	16,859,027	$1,686
Comprehensive income		
Net income		
Cumulative translation adjustment		
Comprehensive income		
Shares of Class B Common Stock converted to Class A Common Stock	11,580	1
Shares of Class A Common Stock issued upon the exercise of stock options	3,700	1
Purchase of treasury stock, 615,000 shares @ cost		
Retirement of treasury stock	(715,500)	(72)
Net change in restricted stock units		
Common Stock dividends		
Balance at June 30, 1999	16,158,807	$ 1,616
Comprehensive income:		
Net income		
Cumulative translation adjustment		
Comprehensive income		
Shares of Class B Common Stock converted to Class A Common Stock	800,000	80
Shares of Class A Common Stock issued upon the exercise of stock options	29,700	3
Purchase of treasury stock, 100,000 shares @ cost		
Retirement of treasury stock	(100,000)	(10)
Net change in restricted stock units		
Spin off of Industrial and Oil and Gas Group		
Common Stock dividends		
Balance at December 31, 1999	16,888,507	$ 1,689
Comprehensive income:		
Net income		
Cumulative translation adjustment		
Comprehensive income		
Shares of Class B Common Stock converted to Class A Common Stock	250,023	25
Shares of Class A Common Stock issued upon the exercise of stock options	39,609	4
Purchase of treasury stock, 10,000 shares @ cost		
Retirement of treasury stock	(10,000)	(1)
Net change in restricted stock units	57,826	6
Common Stock dividends		
Balance at December 31, 2000	17,225,965	$ 1,723
Comprehensive income:		
Net income		
Cumulative translation adjustment		
Comprehensive income		
Shares of Class B Common Stock converted to Class A Common Stock	500,000	50
Shares of Class A Common Stock issued upon the exercise of stock options	110,510	11
Purchase of treasury stock, 110,300 shares @ cost		
Retirement of treasury stock	(110,300)	(11)
Net change in restricted stock units	50,334	5
Common Stock dividends		
Balance at December 31, 2001	17,776,509	$1,778

The accompanying notes are an integral part of these consolidated financial statements.

Class B Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders' Equity
Shares	Amount					
10,296,827	$ 1,030	$47,647	$337,565	$(11,330)	$ (2,583)	$374,015
			35,956			35,956
				(3,818)		(3,818)
						32,138
(11,580)	(1)					
		60				61
					(9,415)	(9,415)
		(11,926)			11,998	
		288				288
			(9,432)			(9,432)
10,285,247	$ 1,029	$36,069	$364,089	$(15,148)	$ -	$387,655
			15,242			15,242
				(51)		(51)
						15,191
(800,000)	(80)					
		511				514
					(1,305)	(1,305)
		(1,295)			1,305	
		45				45
			(177,942)			(177,942)
			(4,656)			(4,656)
9,485,247	$ 949	$35,330	$196,733	$(15,199)	$ -	$219,502
			24,001			24,001
				(4,529)		(4,529)
						19,472
(250,023)	(25)					
		309				313
					(105)	(105)
		(104)			105	
		461				467
			(7,107)			(7,107)
9,235,224	$ 924	$35,996	$213,627	$(19,728)	$ -	$232,542
			26,556			26,556
				(4,553)		(4,553)
						22,003
(500,000)	(50)					
		1,572				1,583
					(1,385)	(1,385)
		(1,374)			1,385	
		988				993
			(6,422)			(6,422)
8,735,224	$ 874	$37,182	$233,761	$(24,281)	$ -	$249,314

Watts Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the Twelve Months Ended December 31, 2001	For the Twelve Months Ended December 31, 2000	For the Twelve Months Ended December 31, 1999 (unaudited)	For the Twelve Months Ended June 30, 1999	For the Six Months Ended December 31, 1999
OPERATING ACTIVITIES					
Income from continuing operations	$ 26,556	$ 31,171	$ 30,697	$ 29,454	$ 16,468
Adjustments to reconcile net income from continuing operations to net cash provided by continuing operating activities:					
Depreciation	19,971	16,963	15,495	14,745	7,869
Amortization	3,704	3,108	2,701	2,711	1,356
Deferred income taxes (benefit)	(3,421)	1,380	(2,983)	(2,823)	154
Loss/(Gain) on disposal of property, plant and equipment	1,923	296	18	(19)	23
Equity in undistributed earnings/(loss) of affiliates	6	(120)	747	712	(78)
Changes in operating assets and liabilities, net of effects from business acquisitions and divestures:					
Accounts receivable	6,295	(5,544)	(2,343)	(876)	(5,883)
Inventories	4,213	3,648	(13,589)	(532)	(2,830)
Prepaid expenses and other assets	(780)	5,529	(4,478)	(1,050)	(2,456)
Accounts payable, accrued expenses and other liabilities	(7,230)	1,323	15,935	5,964	14,386
Net cash provided by continuing operations	51,237	57,754	42,200	48,286	29,009
INVESTING ACTIVITIES					
Additions to property, plant and equipment	(16,047)	(14,238)	(24,283)	(21,532)	(10,293)
Proceeds from sale of property, plant and equipment	267	587	2,291	2,337	-
Decrease/(Increase) in other assets	508	(616)	(617)	(415)	(862)
Business acquisitions, net of cash acquired	(42,977)	(9,982)	(27,935)	(28,422)	-
Net cash used in investing activities	(58,249)	(24,249)	(50,544)	(48,032)	(11,155)
FINANCING ACTIVITIES					
Proceeds from long-term borrowings	124,992	71,000	112,453	81,121	59,089
Payments of long-term debt	(114,033)	(92,430)	(77,697)	(47,138)	(49,831)
Proceeds from exercise of stock options	2,576	780	556	61	556
Dividends	(6,422)	(7,107)	(9,301)	(9,358)	(4,656)
Purchase and retirement of common stock	(1,385)	(105)	(6,849)	(9,415)	(1,305)
Net cash provided by/(used in) financing activities	5,728	(27,862)	19,162	15,271	3,853
Effect of exchange rate changes on cash and cash equivalents	(214)	(496)	1,437	2,620	302
Net cash used in discontinued operations	(1,740)	(2,928)	(13,852)	(16,138)	(21,767)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,238)	2,219	(1,597)	2,007	242
Cash and cash equivalents at beginning of year	15,235	13,016	14,613	10,767	12,774
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 11,997	$ 15,235	$ 13,016	$ 12,774	$ 13,016
NON CASH INVESTING AND FINANCING ACTIVITIES					
Acquisition of businesses					
Fair value of assets acquired	$ 64,951	$ 10,826	$ 61,303	$ 61,963	$ -
Cash paid, net of cash acquired	42,977	9,982	27,935	28,422	-
Liabilities assumed	$ 21,974	$ 844	$ 33,368	$ 33,541	$ -

The accompanying notes are an integral part of these consolidated financial statements.

(1) Description of Business

Watts Industries, Inc. (the Company) designs, manufactures and sells an extensive line of valves and other products for the water quality, water safety, water flow control and water conservation markets located predominately in North America, Europe, and Asia.

(2) Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority and wholly owned subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. The financial statements of the Company reflect the industrial and oil and gas businesses as discontinued operations for periods prior to a spin-off transaction that was completed on October 18, 1999 (see Note 3).

Change in Fiscal Year

Effective July 1, 1999, the Company changed its fiscal year end from June 30 to December 31. Accordingly, the audited financial statements include the results for the twelve month period ended December 31, 2001 ("fiscal 2001") and December 31, 2000 ("fiscal 2000"), the six month period ended December 31, 1999 ("fiscal 1999.5"), and the fiscal year ended June 30, 1999 ("fiscal 1999"). In addition to the basic audited financial statements and related notes, certain unaudited financial information for the twelve month period ended December 31, 1999 and the six month period ended December 31, 1998 have been presented to enhance comparability.

Cash Equivalents

Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of original issuance.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. Market value is determined by replacement cost or net realizable value.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. Goodwill related to acquisitions prior to July 1, 2001 is amortized over 40 years using the straight-line method. Effective July 1, 2001, the Company adopted the provisions of Financial Accounting Standards Board Statements No. 141 "Business Combinations," and certain provisions of Statement No. 142 "Goodwill and Other Intangible Assets" as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. Goodwill relating to the acquisition of Powers Process Controls is not being amortized as this acquisition falls under certain provisions of FAS 142. The impact of the adoption for the Powers acquisition was not material. The Company assesses the recoverability of intangible assets by determining whether the intangible asset balance can be recovered through undiscounted future operating cash flows of the acquired businesses. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from 10 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation

Balance sheet accounts of foreign subsidiaries are translated into United States dollars at fiscal year end exchange rates. Operating accounts are translated at weighted average exchange rates for each period. Net translation gains or losses are adjusted directly to a separate component of stockholders' equity. The Company does not provide for U.S. income taxes on foreign currency translation adjustments since it does not provide for such taxes on undistributed earnings of foreign subsidiaries.

Stock Based Compensation

As allowed under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", the Company accounts for its stock-based employee compensation plans in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees".

Net Income Per Common Share

Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding. The calculation of diluted earnings per share assumes the conversion of all dilutive securities (see Note 13).

Net income and number of shares used to compute net earnings per share from continuing operations, basic and assuming full dilution, are reconciled below:

	Twelve Months Ended December 31, 2001			Twelve Months Ended December 31, 2000			Six Months Ended December 31, 1999			Twelve Months Ended June 30, 1999		
	(Amounts in thousands, except per share information)											
	Income from Continuing Operations	**Shares**	**Per Share Amount**	Income from Continuing Operations	Shares	Per Share Amount	Income from Continuing Operations	Shares	Per Share Amount	Income from Continuing Operations	Shares	Per Share Amount
Basic EPS	**$ 26,556**	**26,497**	**$1.00**	$ 31,171	26,409	$1.18	$ 16,468	26,453	$0.62	$ 29,454	26,736	$ 1.10
Dilutive securities principally common stock options		**305**	**0.01**		142	0.01		628	0.01		63	–
Diluted EPS	**$ 26,556**	**26,802**	**$0.99**	$ 31,171	26,551	$1.17	$ 16,468	27,081	$0.61	$ 29,454	26,799	$ 1.10

Derivative Financial Instruments

In the normal course of business, we manage risks associated with commodity prices, foreign exchange rates and interest rates through a variety of strategies, including the use of hedging transactions, executed in accordance with our policies. Our hedging transactions include, but are not limited to, the use of various derivative financial and commodity instruments. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. Any change in the value of our derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. We do not use derivative instruments for trading or speculative purposes.

Using qualifying criteria defined in FAS 133, derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For a fair value hedge, both the effective and ineffective portions of the change in fair value of the derivative instrument, along with an adjustment to the carrying amount of the hedged item for fair value changes attributable to the hedged risk, are recognized in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument that are highly effective are deferred in accumulated other comprehensive income or loss until the underlying hedged item is recognized in earnings.

The ineffective portion of fair value changes on qualifying hedges is recognized in earnings immediately. If a fair value or cash flow hedge were to cease to qualify for hedge accounting or be terminated, it would continue to be carried on the balance sheet at fair value until settled, but hedge accounting would be discontinued prospectively. If a forecasted transaction were no longer probable of occurring, amounts previously deferred in accumulated other comprehensive income would be recognized immediately in earnings. On occasion, we may enter into a derivative instrument for which hedge accounting is not required because it is entered into to offset changes in the fair value of an underlying transaction which is required to be recognized in earnings (natural hedge). These instruments are reflected in the Consolidated Balance Sheet at fair value with changes in fair value recognized in earnings.

Certain forecasted transactions, primarily intercompany sales between the United States and Canada, and assets are exposed to foreign currency risk. The Company monitors its foreign currency exposures on an ongoing basis to maximize the overall effectiveness of its foreign currency hedge positions. During fiscal year 2001, the Company used foreign currency forward contracts as a means of hedging exposure to foreign currency risks. The Company's foreign currency forwards have been designated and qualify as cash flow hedges under the criteria of FAS 133. FAS 133 requires that changes in fair value of derivatives that qualify as cash flow hedges be recognized in other comprehensive income while the ineffective portion of the derivative's change in fair value be reorganized immediately in earnings. The net gain on these contracts recorded in other comprehensive income during the year ended December 31, 2001 was not material.

Shipping and Handling

Shipping and handling costs included in selling, general and administrative expense amounted to $21,002,000 and $19,492,000 for the fiscal years ended December 31, 2001 and 2000 respectively, $9,053,000 for the six month period ended December 31, 1999, and $17,943,000 for the fiscal year ended June 30, 1999.

Revenue Recognition

The Company recognizes revenue when all of the following criteria have been met: the product has been shipped and title passes, the sales price to the customer is fixed or is determinable, and the collectability of the price is reasonably assured. Provisions for estimated returns and allowances are made at the time of sale.

Basis of Presentation

Certain amounts in fiscal years 2000, 1999.5, and 1999 have been reclassified to permit comparison with the 2001 presentation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards

The Company adopted Statement of Financial Accounting Standards No. 133 "*Accounting for Derivative Instruments and Hedging Activities*" (FAS 133), as amended by FAS No. 137 and FAS No. 138, on January 1, 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The adoption of FAS 133 on January 1, 2001 did not have a material effect on the consolidated financial statements.

During 2000, the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) added to its agenda various revenue recognition issues that could impact the income statement classification of certain promotional payments. In May 2000, the EITF reached a consensus on Issue 00-14, "*Accounting for Certain Sales Incentives*". EITF 00-14 addresses the recognition and income statement classification of various sales incentives. Among its requirements, the consensus will require the costs related to consumer coupons currently classified as marketing costs to be classified as a reduction of revenue. The impact of adopting this consensus is not expected to have a material impact on our results of operations. The Company will adopt the consensus in the first quarter of fiscal 2002.

In January 2001, the EITF reached a consensus on Issue 00-22, "*Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future*". Issue 00-22 requires that certain volume-based cash rebates to customers currently recognized as marketing costs be classified as a reduction of revenue. The consensus was effective for the first quarter of 2001 and its adoption was not material to our consolidated financial statements.

In April 2001, the EITF reached a consensus on Issue 00-25, "*Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor's Products or Services*". EITF 00-25 addresses the income statement classification of consideration, other than that directly addressed in Issue 00-14, from a vendor to a reseller, or another party that purchases the vendor's products. Among its requirements, the consensus will require certain of our customer promotional incentives currently classified as marketing costs to be classified as a reduction of revenue. The Company will adopt the consensus in the first quarter of fiscal 2002. The Company is currently assessing the impact of adopting Issue 00-25, but anticipates no material change to our consolidated financial statements.

In July 2001, the Financial Standards Accounting Board ("FASB") issued Financial Accounting Standards Board Statement No. 141, "*Business Combinations*" ("FAS 141") and Financial Accounting Standards Board Statement No. 142, "*Goodwill and Other Intangible Assets*" ("FAS 142"). FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment, at least annually, in accordance with the provisions of FAS 142. FAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Financial Accounting Standards Board Statement No. 121, "*Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of*".

The provisions of FAS 141 are effective immediately, except with regard to business combinations initiated prior to July 1, 2001. FAS 142 will be effective as of January 1, 2002. Goodwill and other intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with appropriate pre-FAS 142 accounting literature. Goodwill and other intangible assets acquired in business combinations completed before July 1, 2001, will continue to be amortized prior to the adoption of FAS 142. The Company is currently evaluating the effect that the adoption of FAS 141 and FAS 142 will have on its results of operations and its financial position.

In August 2001, the FASB issued Financial Accounting Standards Board Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143") which requires companies to record the fair value of an asset retirement obligation as a liability in the period it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and or normal use of the assets. The company must also record a corresponding increase in the carrying value of the related long-lived asset and depreciate that cost over the remaining useful life of the asset. The liability must be increased each period for the passage of time with the offset recorded as an operating expense. The liability must also be adjusted for changes in the estimated future cash flows underlying the initial fair value measurement. Companies must also recognize a gain or loss on the settlement of the liability. The provisions of FAS 143 are effective for fiscal years beginning after June 15, 2002. At the date of the adoption of FAS 143, companies are required to recognize a liability for all existing asset retirement obligations and the associated asset retirement costs. The Company is currently evaluating the effect that the adoption of FAS 143 will have on its results of operations and its financial position.

In August 2001, the FASB issued Financial Accounting Standards Board Statement No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("FAS 144") which addresses the accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 supercedes Financial Accounting Standards Board Statement No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to be Disposed Of*" ("FAS 121") but retains many of the fundamental provisions of FAS 121. FAS 144 also supercedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "*Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*" ("APB 30") for the disposal of a segment of a business. However, FAS 144 retains the requirements of APB 30 to report discontinued operations separately and extends that reporting requirement to components of an entity that has either been disposed of or is classified as held for sale. FAS 144 excludes goodwill and other intangibles that are not amortized from its scope. For assets to be held and used, FAS 144 addresses how cash flows should be estimated to test the recoverability of an asset or group of assets, clarifies how an impairment loss should be allocated, and creates a requirement to use an expected present value technique to estimate fair value if market prices are not available and uncertainties exist about the timing and amount of future cash flows. For long-lived assets to be disposed of by sale, FAS 144 establishes the criteria to be met to qualify for this classification, defines the timing of when the related sale must be consummated, eliminates the net realizable value measurement approach for segments of a business and certain acquired assets in a business combination, and defines costs to sell the asset. The provisions of FAS 144 are effective for fiscal years beginning after December 15, 2001 and are generally to be applied prospectively. The Company will adopt FAS 144 in the first quarter of fiscal 2002. The Company is currently evaluating the effect that the adoption of FAS 144 will have on its results of operations and its financial position.

(3) Discontinued Operations

On December 18, 1998, the Company announced its intention to spin-off its industrial and oil and gas businesses to its shareholders as an independent publicly traded company. The spin-off was effected as a tax-free distribution on October 18, 1999 ("Distribution Date"). Owners of Watts common stock as of October 6, 1999 received one share of common stock of CIRCOR International, Inc. ("CIRCOR"), the new company, for every two shares of Watts class A or class B common stock held. Coincident with the Distribution Date, the Company received $96.0 million in cash from CIRCOR as repayment of intercompany loans and advances.

The historical operating results of CIRCOR through the distribution date are shown, net of tax, as discontinued operations in the consolidated statements of operations. Included in the historical operating results of the discontinued operations is an allocation of the Company's interest expense based on an allocation of the Company's debt to discontinued operations. Income taxes have been allocated to discontinued operations based on their pre-tax income and calculated on a separate company basis pursuant to the requirements of Statement of Financial Accounting Standards No. 109.

In September 1996, the Company divested its Municipal Water Group of businesses, which included Henry Pratt, James Jones Company and Edward Barber and Company Ltd. Costs and expenses related to the Municipal Water Group, for fiscal 2000 and 1999 relate to legal and settlement costs associated with the James Jones litigation (see Note 15).

Condensed operating statement data of the discontinued operations is summarized below:

	Twelve Months Ended December 31, 2001	Twelve Months Ended December 31, 2000	Six Months Ended December 31, 1999	Twelve Months Ended June 30, 1999
		(in thousands)		
Net sales	$ -	$ -	$ 85,473	$ 321,711
Costs and expenses				
Municipal Water Group	-	11,950	-	5,000
CIRCOR	-	-	85,604	299,385
Total costs and expenses	-	11,950	85,604	304,385
Income/(loss) before income taxes	-	(11,950)	(131)	17,326
Provision for income taxes (benefit)	-	(4,780)	1,095	10,824
Income/(loss) from discontinued operations, net of taxes	$ -	$ (7,170)	$ (1,226)	$ 6,502

(4) Restructuring and Other Charges

The Company is implementing a plan to consolidate several of its manufacturing plants both in North America and Europe. At the same time it is expanding its manufacturing capacity in China. The implementation of this manufacturing restructuring plan began during the fourth quarter of fiscal 2001 and is expected to be completed during fiscal

2002 to insure the quality of its products and minimize any interruption in its delivery of those products to its customers. The Company recorded manufacturing restructuring plan costs of $5,831,000 pre-tax in the fourth quarter of fiscal 2001 and is anticipating recording an additional $6,000,000 to $8,000,000 pre-tax in 2002 as it continues to implement the program. The restructuring costs recorded in 2001 consist primarily of severance costs for approximately 36 employees in manufacturing and administration groups, 35 of whom have been terminated as of December 31, 2001. Asset write-downs consist primarily of write-offs of inventory related to product lines that the Company has discontinued as part of this restructuring plan and have been recorded in cost of goods sold. The tax benefits of the costs and asset write-downs will slightly exceed cash outlays to implement this program, which would allow the Company to complete the restructuring without consuming any cash. The Company estimates an annual pre-tax savings of approximately $5,000,000 following the completion of the program.

Details of the restructuring are as follows:

	Initial Provision	Utilized During 2001	Remaining Balance
		(in thousands)	
Restructuring/Other	$ 1,454	$ 692	$ 762
Asset Write-downs	4,300	4,300	-
Other exit costs	77	77	-
Total	$ 5,831	$ 5,069	$ 762

In December 1999, the Company announced a restructuring of its operations in Italy to consolidate the warehousing and manufacturing operations. In connection with this restructuring, the Company recorded a pre-tax charge of $1,460,000. This restructuring program was completed in fiscal 2000.

(5) Business Acquisitions

On September 28, 2001, a wholly owned subsidiary of the Company acquired the assets of the Powers Process Controls Division of Mark Controls Corporation, a subsidiary of Crane Co. located in Skokie, Illinois and Mississauga, Ontario, Canada for approximately $13 million in cash. The December 31, 2001 Consolidated Balance Sheet of the Company contains a purchase price allocation of the Powers acquisition, consistent with the guidelines of FAS 141 and certain provisions of FAS 142. Powers designs and manufactures thermostatic mixing valves for personal safety and process control applications in commercial and institutional facilities. It also manufactures control valves and commercial plumbing brass products including shower valves and lavatory faucets. Powers' annualized sales prior to the acquisition were approximately $20 million.

On June 13, 2001, a wholly owned subsidiary of the Company acquired Premier Manufactured Systems, Inc., located in Phoenix, Arizona for approximately $5 million in cash. Premier manufactures water filtration systems for both residential and commercial applications and other filtration products including under-the-counter ultraviolet filtration as well as a variety of Sediment and Carbon filters. Premier's annualized sales prior to the acquisition were approximately $10 million.

On June 1, 2001, a wholly owned subsidiary of the Company acquired Fimet S.r.l. (Fabbrica Italiana Manometri e Termometri) located in Milan, Italy and its wholly-owned subsidiary, MTB AD, which is located in Bulgaria for approximately $6 million. The acquired business manufactures pressure and temperature gauges for use in the HVAC market. Fimet's annualized sales prior to the acquisition were approximately $9 million.

On January 5, 2001, the Company acquired Dumser Metallbau GmbH & Co. KG located in Landau, Germany for approximately $20 million. The main products of Dumser include brass, steel and stainless steel manifolds used as a prime distribution device in hydronic heating systems. Dumser's annualized sales prior to the acquisition were approximately $24 million. Dumser has a 51% controlling share of Stern Rubinetti, which had annualized sales prior to the acquisition of $4 million. Stern Rubinetti is an Italian manufacturing company producing brass components located in Brescia, Italy.

(6) Allowance for Doubtful Trade Accounts Receivable

Activity in the allowance for doubtful trade accounts receivable is as follows:

	Twelve Months Ended December 31, 2001	Twelve Months Ended December 31, 2000	Six Months Ended December 31, 1999	Twelve Months Ended June 30, 1999
		(in thousands)		
Balance at beginning of year	$ 6,614	$ 6,730	$ 7,747	$ 6,821
Additions, charged to operations	1,697	1,211	87	1,728
Other additions, primarily related to acquisitions	392	25	98	747
Deductions, losses charged to reserves	(2,633)	(1,352)	(1,202)	(1,549)
Balance at end of year	$ 6,070	$ 6,614	$ 6,730	$ 7,747

(7) Inventories

Inventories consist of the following:

	December 31, 2001	December 31, 2000
	(in thousands)	
Raw materials	$ 34,276	$ 35,483
Work in process	13,032	16,390
Finished goods	68,556	57,078
	$ 115,864	$ 108,951

(8) Property, Plant and Equipment

Property, plant and equipment consists of the following:

	December 31, 2001	December 31, 2000
	(in thousands)	
Land	$ 8,890	$ 8,297
Buildings and improvements	61,045	55,779
Machinery and equipment	142,615	131,642
Construction in progress	5,685	6,774
	218,235	202,492
Accumulated Depreciation	(89,629)	(76,682)
	$ 128,606	$ 125,810

(9) Income Taxes

The significant components of the Company's deferred income tax liabilities and assets are as follows:

	December 31, 2001	December 31, 2000
	(in thousands)	
Deferred income tax liabilities:		
Excess tax over book depreciation	$ 12,945	$ 12,216
Other	2,747	3,247
Deferred income tax liabilities	15,692	15,463
Deferred income tax assets:		
Accrued expenses	12,185	11,433
Net operating loss carryforward	3,298	4,102
Inventory	3,613	1,688
Restructuring	1,553	-
Other	5,329	4,017
Deferred income tax assets	25,978	21,240
Valuation allowance	(649)	(754)
Deferred income tax assets, net of valuation allowance	25,329	20,486
Net deferred income tax asset	$ 9,637	$ 5,023

The provision for income taxes from continuing operations is based on the following pre-tax income:

	Twelve Months Ended December 31, 2001	Twelve Months Ended December 31, 2000	Six Months Ended December 31, 1999	Twelve Months Ended June 30, 1999
		(in thousands)		
Domestic	$ 30,152	$ 35,565	$ 18,424	$ 33,787
Foreign	10,016	13,647	6,987	11,136
	$ 40,168	$ 49,212	$ 25,411	$ 44,923

The provision for income taxes from continuing operations consists of the following:

	Twelve Months Ended December 31, 2001	Twelve Months Ended December 31, 2000	Six Months Ended December 31, 1999	Twelve Months Ended June 30, 1999
		(in thousands)		
Current tax expense				
Federal	$ 11,411	$ 10,294	$ 7,177	$ 12,698
Foreign	4,238	4,544	1,721	2,820
State	2,125	1,845	214	385
	17,774	16,683	9,112	15,903
Deferred tax expense (benefit)				
Federal	(2,096)	1,554	(553)	(577)
Foreign	(1,593)	(414)	450	212
State	(473)	218	(66)	(69)
	(4,162)	1,358	(169)	(434)
	$ 13,612	$ 18,041	$ 8,943	$ 15,469

Actual income taxes reported from continuing operations are different than would have been computed by applying the federal statutory tax rate to income from continuing operations before income taxes. The reasons for this difference are as follows:

	Twelve Months December 31, 2001	Twelve Months December 31, 2000	Six Months December 31, 1999	Twelve Months June 30, 1999
		(in thousands)		
Computed expected federal income expense (benefit)	$ 14,059	$ 17,224	$ 8,894	$ 15,723
State income taxes, net of federal tax benefit	1,074	1,341	96	366
Goodwill amortization	751	714	342	1,058
Foreign tax rate and regulation differential	(1,025)	(646)	(205)	(664)
Other, net	(1,247)	(592)	(184)	(1,014)
	$ 13,612	$ 18,041	$ 8,943	$ 15,469

At December 31, 2001, the Company had foreign net operating loss carry-forwards of $8.8 million for income tax purposes. Approximately $8.7 million of the foreign net operating losses can be carried forward indefinitely, with the remainder expiring in fiscal years 2002 and 2003. Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $55 million at December 31, 2001, and $57 million at December 31, 2000, $43 million and $45 million at December 31, 1999 and June 30, 1999, respectively. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been recorded thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Company will be subject to withholding taxes payable to the various foreign countries. Determination of the amount of U.S. income tax liability that would be incurred is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce some portion of any U.S. income tax liability. Withholding taxes of approximately $3.6 million would be payable upon remittance of all previously unremitted earnings at December 31, 2001.

Management believes that it is more likely than not that the deferred tax assets, net of valuation allowance, will be realized.

The Company made income tax payments of $19.7 million for the fiscal year ended December 31, 2001, $18.4 million for the fiscal year ended December 31, 2000, $11.2 million and $24.8 million in fiscal years ended December 31, 1999 and June 30, 1999, respectively.

(10) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	December 31, 2001	December 31, 2000
	(in thousands)	
Commissions and sales incentives payable	$ 12,214	$ 11,261
Accrued insurance	12,415	11,434
Net Pension Liability	4,162	3,668
Other	18,919	18,549
Income Taxes Payable	1,766	5,217
Accrued legal/settlement	6,454	8,959
	$ 55,930	$ 59,088

(11) *Financing Arrangements*

Long-term debt consists of the following:

	December 31, 2001	December 31, 2000
	(in thousands)	
8 3/8%, debentures due December 2003	$ 75,000	$ 75,000
$100 million revolving line of credit facility, accruing interest at a variable rate (3.42% and 7.18% at December 31, 2001 and 2000, respectively) of either Eurodollar rate plus .185%, Prime Rate or a competitive money market rate to be specified by the Lender, and expiring March 2003	5,000	5,000
10.4 million euro tranche at December 31, 2001 and 23.6 million euro line of credit at December 31, 2000, accruing interest at a variable rate of euribor plus .75% (4.5% and 4.3% at December 31, 2001 and 2000, respectively) expiring September 2004	9,257	17,837
29 million euro line of credit, accruing interest at a variable rate of euribor plus .75% (4.3% at December 31, 2001) expiring March 2002	25,457	-
Industrial Revenue Bond, maturing September 2002 accruing interest at a variable rate based on weekly tax-exempt interest rates (1.90% and 5.20% at December 31, 2001 and 2000, respectively)	5,000	5,000
Other (at interest rates ranging from 4.3% to 8.4%)	7,191	3,781
	126,905	106,618
Less: current portion	3,693	1,241
	$ 123,212	$ 105,377

The Industrial Revenue Bond, which matures in September 2002, and the 29 million euro line of credit, which matures in March 2002, have been classified as long term since management has the present ability and intent to refinance this debt through the use of the existing credit facilities.

Principal payments during each of the next five fiscal years are due as follows (in thousands): 2002 - $37,532; 2003 - $83,817; 2004 - $3,427, 2005 - $426, and 2006 - $404. Interest paid for all periods presented in the accompanying consolidated financial statements approximates interest expense.

Letters of Credit are purchased guarantees that ensure the Company's performance or payment to third parties in accordance with specified terms and conditions. The following table presents the Company's Letters of Credit for amounts committed but not drawn-down and the amounts drawn-down on such instruments. These instruments may exist or expire without being drawn down. Therefore, the amounts committed but not drawn-down, do not necessarily represent future cash flows.

	Amounts Committed But Not Drawn-down		Amounts Drawn-down And Outstanding	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
	(in thousands)			
Commitments to Extend Credit	$18,177	$17,946	$ 3,051	$ 5,689

Certain of the Company's loan agreements contain covenants that require, among other items, the maintenance of certain financial ratios, and limit the Company's ability to enter into secured borrowing arrangements.

(12) Common Stock

Since fiscal 1997, the Company's Board of Directors has authorized the repurchase of 4,380,200 shares of the Company's common stock in the open market and through private purchases. Since the inception of this repurchase program, 3,716,000 shares of the Company's common stock have been repurchased and retired.

The Class A Common Stock and Class B Common Stock have equal dividend and liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to ten votes on all such matters. Shares of Class B Common Stock are convertible into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder. The Company has reserved a total of 5,799,987 shares of Class A Common Stock for issuance under its stock-based compensation plans and 8,735,224 shares for conversion of Class B Stock to Class A Common Stock.

(13) Stock-Based Compensation

The Company has several stock option plans under which key employees and outside directors have been granted incentive (ISOs) and nonqualified (NSOs) options to purchase the Company's Class A common stock. Generally, options become exercisable over a five year period at the rate of 20% per year and expire ten years after the date of grant. ISOs and NSOs granted under the plans have exercise prices of not less than 100% and 50% of the fair market value of the common stock on the date of grant, respectively. At December 31, 2001, 3,042,723 shares of Class A common stock were authorized for future grants of options under the Company's stock option plans.

The following is a summary of stock option activity and related information:

	Twelve Months Ended December 31, 2001		Twelve Months Ended December 31, 2000		Six Months Ended December 31, 1999		Twelve Months Ended June 30, 1999	
(Options in thousands)	**Options**	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	**1,714**	**$13.03**	1,960	$13.25	1,481	$13.38	1,362	$12.93
Granted	**230**	**15.19**	208	11.68	178	12.34	201	11.87
Cancelled	**(76)**	**13.89**	(415)	13.79	(9)	11.17	(78)	13.82
Exercised	**(111)**	**12.54**	(39)	8.55	(30)	13.50	(4)	10.59
Spin-off related conversion to CIRCOR options(a)	-	-	-	-	(358)	11.17	-	-
Spin-off related modification of Watts options (b)	-	-	-	-	698	-	-	-
Outstanding at end of year	**1,757**	**$13.31**	1,714	$13.03	1,960	$13.25	1,481	$13.38
Exercisable at end of year	**1,171**	**$13.20**	1,103	$13.31	1,244	$13.36	808	$13.26

(a) Effective on the date of the CIRCOR spin-off, Watts stock options held by CIRCOR employees were terminated and replaced by new CIRCOR stock options.

(b) Immediately following the spin-off, the number of options were increased and exercise prices were decreased (the "modification") to preserve the economic value of those options that existed just prior to the spin-off transaction for holders of Watts stock options.

The following table summarizes information about options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
(Options in thousands) Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$9.20 - $10.59	262	5.2	$10.58	262	$10.58
$10.72 - $12.44	692	6.4	11.88	351	11.70
$14.29 - $16.40	803	5.5	16.07	558	15.38
	1,757	4.3	$13.31	1,171	$13.20

The Company has a Management Stock Purchase Plan that allows for the granting of Restricted Stock Units (RSUs) to key employees to purchase up to 1,000,000 shares of Class A common stock at 67% of the fair market value on the date of grant. RSUs vest annually over a three year period from the date of grant. The difference between the RSU price and fair market value at the date of award is amortized to compensation expense ratably over the vesting period. At December 31, 2001, 229,543 RSUs were outstanding. Dividends declared for RSUs that remain unpaid at December 31, 2001 total $62,900.

Pro forma information regarding net income and net income per share is required by SFAS No. 123 for awards granted after June 30, 1995 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The weighted average grant date fair value of options granted are $2.78 and $2.02 at December 31, 2001 and 2000, respectively, and $3.04 and $2.47 at December 31, 1999 and June 30, 1999, respectively. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model and the following assumptions:

	Twelve Months Ended December 31, 2001	Twelve Months Ended December 31, 2000	Six Months Ended December 31, 1999	Twelve Months Ended June 30, 1999
Expected life (years)	5.0	5.0	5.0	5.0
Expected stock price volatility	15.0%	15.0%	15.0%	15.0%
Expected dividend yield	1.6%	2.3%	1.4%	1.9%
Risk-free interest rate	4.36%	4.93%	6.77%	5.92%

The Company's pro forma information is as follows:

	Twelve Months Ended December 31, 2001	Twelve Months Ended December 31, 2000	Six Months Ended December 31, 1999	Twelve Months Ended June 30, 1999
	(in thousands, except per share information)			
Net income – as reported	$26,556	$24,001	$15,242	$35,956
Net income – pro forma	25,917	23,313	14,835	35,250
Basic EPS – as reported	1.00	0.91	0.57	1.34
Basic EPS – pro forma	0.98	0.88	0.56	1.32
Diluted EPS – as reported	0.99	0.90	0.56	1.34
Diluted EPS – pro forma	0.97	0.88	0.55	1.32

(14) Employee Benefit Plans

The Company sponsors defined benefit pension plans covering substantially all of its domestic employees. Benefits are based primarily on years of service and employees' compensation. The funding policy of the Company for these plans is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

Additionally, substantially all of the Company's domestic employees are eligible to participate in a 401(k) savings plan. Under this plan, the Company matches a specified percentage of employee contributions, subject to certain limitations.

The Company's match expense for the years ended December 31, 2001 and 2000, for the six months ended December 31, 1999, and for the twelve months ended June 30, 1999, were $324,000, $225,000, $200,000 and $310,000, respectively.

The components of the pension plans are as follows:

	Twelve Months Ended December 31, 2001	Twelve Months Ended December 31, 2000	Twelve Months Ended December 31, 1999	Twelve Months Ended June 30, 1999
		(in thousands)		
Components of net benefit expense				
Service cost – benefits earned	$ 1,383	$ 1,314	$ 631	$ 1,485
Interest costs on benefits obligation	2,487	2,371	1,131	2,220
Estimated return on assets	(3,003)	(2,931)	(1,358)	(2,686)
	867	754	404	1,019
Net amortization /deferral	(282)	(271)	78	215
Total benefit expense	$ 585	$ 483	$ 482	$ 1,234

The funded status of the defined benefit plan and amounts recognized in the balance sheet are as follows:

	December 31, 2001	December 31, 2000
	(in thousands)	
Change in projected benefit obligation		
Balance at beginning of period	$ 31,803	$ 30,088
Service cost	1,382	1,314
Interest cost	2,487	2,371
Actuarial (gain)/loss	1,182	(1,068)
Amendments/curtailments	631	181
Benefits paid	(1,447)	(1,083)
Balance at end of period	36,038	31,803
Change in fair value of plan assets		
Balance at beginning of period	33,943	33,228
Actual return/(loss) on assets	(4,010)	1,376
Employer contributions	238	422
Benefits paid	(1,447)	(1,083)
Fair value of plan assets at end of period	28,724	33,943
Plan assets in excess of (less than) benefit obligation	(7,315)	2,141
Unrecognized transition obligation	(657)	(911)
Unrecognized prior service costs	1,677	1,192
Unrecognized net actuarial gain/(loss)	2,474	(5,895)
Net accrued benefit costs	$ (3,821)	$ (3,473)
Accrued benefit liability	(476)	(443)
Intangible asset	476	443

The weighted average assumptions used in determining the obligations of pension benefit plans are shown below:

	December 31, 2001	December 31, 2000	December 31, 1999	June 30, 1999
Discount rate	7.50%	8.00%	7.75%	7.00%
Expected return on plan assets	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	4.50%	5.00%	5.00%	5.00%

(15) Contingencies and Environmental Remediation

Contingencies

In April 1998, the Company became aware of a complaint that was filed under seal in the State of California alleging violations of the California False Claims Act. The complaint alleges that a former subsidiary of the Company (James Jones Company) sold products utilized in municipal water systems that failed to meet contractually specified standards and falsely certified that such standards had been met. The complaint further alleges that the municipal entities have suffered tens of millions of dollars in damages as a result of defective products and seeks treble damages, reimbursement of legal costs and penalties.

During the quarter ended December 31, 2000, the Company made an offer to settle all of the claims of the Los Angeles Department of Water and Power in the James Jones case (Los Angeles Department of Water and Power, ex rel. Nora Amenta v. James Jones Company, et al). This offer was approved by the California Superior Court on October 31, 2001, and by the Los Angeles City Council on December 14, 2001. The Company is currently pursuing insurance coverage for this case with its carriers. As a result of these developments and management's current assessment of the case, the Company recorded a charge of $7,170,000 after tax in the quarter ended December 31, 2000, which represents the Company's current estimate of the cost to bring the entire case to resolution. This charge is reported as loss from discontinued operations. While this charge represents the after tax impact of the Company's current estimate based on all available information, litigation is inherently uncertain and the actual liability to the Company to fully resolve the litigation could be materially higher than this estimate.

Other lawsuits and proceedings or claims, arising from the ordinary course of operations, are also pending or threatened against the Company and its subsidiaries. Based on the facts currently known to it, the Company does not believe that the ultimate outcome of these other litigation matters will have a material adverse effect on its financial condition or results of operation.

Environmental Remediation

The Company has been named as a potentially responsible party with respect to a limited number of identified contaminated sites. The level of contamination varies significantly from site to site as do the related levels of remediation efforts. Environmental liabilities are recorded based on the most probable cost, if known, or on the estimated minimum cost of remediation. The Company's accrued estimated environmental liabilities are based on assumptions, which are subject to a number of factors and uncertainties. Circumstances which can affect the reliability and precision of these estimates include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation and the time period over which remediation may occur. The Company recognizes changes in estimates as new remediation requirements are defined or as new information becomes available. The Company estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years.

The New York Attorney General ("NYAG"), on behalf of the New York State Department of Environmental Conservation ("NYSDEC"), has threatened litigation against the Company and approximately fifteen (15) other Potentially Responsible Parties ("PRPs") for the cost of closing, and controlling contamination from, the Babylon Landfill in Babylon, New York. The Company agreed to enter a tolling agreement with the NYAG to permit formation of a PRP group as a first step toward establishing a negotiation process. The NYAG has produced only a record of an interview in which a landfill employee stated that, before the Company had acquired the Jameco company, Jameco had delivered waste to the site in its own trucks. The Company knows of no other information connecting it or any predecessor to this site.

On September 25, 2001, the United States Environmental Protection Agency ("EPA") issued a complaint and compliance order to the Watts Regulator Co., a wholly owned subsidiary of the Company, under the Resource Conservation and Recovery Act ("RCRA") with respect to a sand reclamation unit and the sand it generated at its Spindale, North Carolina facility. All requirements of this complaint and compliance order have been resolved by a Consent Agreement and Final Order filed on January 30, 2002, which requires payment of a $100,000 civil penalty and submissions of a closure report for the reclamation unit and a site assessment report for what became of the reclaimed sand which currently appears to have been used in a manner acceptable to the EPA.

(16) Financial Instruments

Fair Value

The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate fair value because of the short maturity of these financial instruments.

The fair value of the Company's 8-3/8% notes, due December 2003, is based on quoted market prices. The fair value of the Company's variable rate debt approximates its carrying value. The carrying amount and the estimated fair market value of the Company's long-term debt, including the current portion, are as follows:

	December 31, 2001	December 31, 2000
	(in thousands)	
Carrying amount	**$ 126,905**	$ 106,618
Estimated fair value	**$ 131,990**	$ 109,768

Derivative Instruments

The Company uses foreign currency forward exchange contracts to reduce the impact of currency fluctuations on certain anticipated intercompany purchase transactions that are expected to occur within the fiscal year and certain other foreign currency transactions. Related gains and losses are recognized when the contracts expire, which is generally in the same period as the underlying foreign currency denominated transaction. These contracts do not subject the Company to significant market risk from exchange movement because they offset gains and losses on the related foreign currency denominated transactions. At December 31, 2001 and 2000, the Company had no outstanding forward contracts to buy foreign currencies.

The Company uses commodity futures contracts to fix the price on a certain portion of certain raw materials used in the manufacturing process. These contracts highly correlate to the actual purchases of the commodity and the contract values are reflected in the cost of the commodity as it is actually purchased. At June 30, 1999, the Company had outstanding contracts with a notional value of $3.5 million and a fair value of $0.2 million. In December 1999, these contacts were sold and the Company realized a gain of approximately $0.5 million. This gain was deferred at December 31, 1999 and was off-set against the costs of January and February 2000 raw material purchases, hedged in the original transaction. There were no commodity contracts outstanding at December 31, 2001 and 2000.

At December 31, 2001, the Company had an outstanding interest rate swap that converted 20 million euro of the borrowings under variable rate euro Line of Credit to a fixed rate borrowings at 4.3%. This swap agreement expires in March 2002 and its value and its impact on the Company's results was not material at December 31, 2001.

In September 2001, the Company entered an interest rate swap for its $75 million notes. The Company swapped the fixed interest rate of 8 3/8% to floating LIBOR plus 3.74%. This swap qualifies for hedge accounting under FAS 133. The swap reduced interest expense by $641,000 during the year ended December 31, 2001. This swap expires in December 2003 and has a fair value of $1,091,000 at December 31, 2001.

(17) Segment Information

The following table presents certain operating segment information:

	North America	Europe	Asia	Corporate	Consolidated
			(in thousands)		
Twelve Months Ended December 31, 2001					
Net sales	$ 415,689	$ 121,228	$ 12,023	$ -	$ 548,940
Operating income	47,346	11,256	465	(8,784)	50,283
Identifiable assets	343,187	153,007	24,276	-	520,470
Capital expenditures	10,508	3,351	2,188	-	16,047
Depreciation and amortization	16,109	6,820	746	-	23,675
Twelve Months Ended December 31, 2000					
Net sales	$ 400,384	$ 103,085	$ 12,631	$ -	$ 516,100
Operating income	55,661	13,225	882	(9,781)	59,987
Identifiable assets	332,621	125,213	24,191	-	482,025
Capital expenditures	11,466	2,558	214	-	14,238
Depreciation and amortization	14,229	5,185	657	-	20,071
Six Months Ended December 31, 1999					
Net sales	$ 192,975	$ 58,934	$ 9,110	$ -	$ 261,019
Operating income	27,793	7,252	731	(6,218)	29,558
Identifiable assets	327,431	136,246	23,401	-	487,078
Capital expenditures	8,764	1,396	133	-	10,293
Depreciation and amortization	6,373	2,537	315	-	9,225
Twelve Months Ended June 30, 1999					
Net sales	$ 372,220	$ 92,631	$ 13,018	$ -	$ 477,869
Operating income	54,094	11,228	1,608	(15,092)	51,838
Identifiable assets	481,648	133,720	22,374	-	637,742
Capital expenditures	17,987	3,471	74	-	21,532
Depreciation and amortization	12,851	3,921	684	-	17,456

Each operating segment is individually managed and has separate financial results that are reviewed by the Company's chief operating decision-maker.

All intercompany transactions have been eliminated, and intersegment revenues are not significant.

(18) Quarterly Financial Information (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share information)			
Twelve months ended December 31, 2001:				
Net sales	**$135,925**	**$135,562**	**$138,009**	**$139,444**
Gross profit	**46,664**	**46,349**	**46,943**	**43,576**
Net income from continuing operations	**7,273**	**7,035**	**7,809**	**4,439**
Net income	**7,273**	**7,035**	**7,809**	**4,439**
Per common share:				
Basic				
Income from continuing operations	**0.27**	**0.27**	**0.29**	**0.17**
Net income	**0.27**	**0.27**	**0.29**	**0.17**
Diluted				
Income from continuing operations	**0.27**	**0.26**	**0.29**	**0.17**
Net income	**0.27**	**0.26**	**0.29**	**0.17**
Dividends per common share	**.0600**	**.0600**	**.0600**	**.0600**
Twelve months ended December 31, 2000:				
Net sales	$131,651	$131,184	$125,656	$127,609
Gross profit	47,374	47,229	45,856	44,845
Net income from continuing operations	7,940	8,027	7,670	7,534
Net income	7,940	8,027	7,670	364
Per common share:				
Basic				
Income from continuing operations	.30	.30	.29	.28
Net income	.30	.30	.29	.01
Diluted				
Income from continuing operations	.30	.30	.29	.28
Net income	.30	.30	.29	.01
Dividends per common share	.0875	.0600	.0600	.0600
Six months ended December 31, 1999:				
Net sales	$131,375	$129,644		
Gross profit	47,940	47,226		
Net income from continuing operations	9,042	7,426		
Net income	8,297	6,945		
Per common share:				
Basic				
Income from continuing operations	.34	.28		
Net income	.31	.26		
Diluted				
Income from continuing operations	.34	.28		
Net income	.31	.26		
Dividends per common share	.0875	.0875		
Twelve months ended June 30, 1999:				
Net sales	$114,007	$115,225	$117,855	$130,782
Gross profit	41,824	41,748	42,771	48,781
Net income from continuing operations	7,893	7,332	6,905	7,324
Net income	12,388	11,256	6,905	5,407
Per common share:				
Basic				
Income from continuing operations	.29	.27	.26	.27
Net income	.46	.42	.26	.20
Diluted				
Income from continuing operations	.29	.27	.26	.27
Net income	.46	.42	.26	.20
Dividends per common share	.0875	.0875	.0875	.0875

(19) Subsequent Events

On February 5, 2002 the Company signed an agreement with the Yuhuan County Cheng Guan Metal Hose Factory and Yuhuan Shida Pipe Product Company, Ltd. to establish a joint venture. The Company will invest $7.8 million and receive a 60% share of the joint venture. The joint venture will manufacture flexible hose and connectors. The Company is awaiting government approval, which it anticipates it will receive on or about March 1, 2002.



Corporate Officers

Timothy P. Horne
Chairman of the Board and
Chief Executive Officer

Michael O. Fifer
President North American Operations

William C. McCartney
Chief Financial Officer,
Treasurer and Secretary

Lester J. Taufen
Corporate Counsel and
Assistant Secretary

Robert T. McLaurin
Corporate Vice President,
Asian Operations

Corporate Information

Executive Offices
815 Chestnut Street
No. Andover, MA 01845-6098
Tel. 978-688-1811 • Fax. 978-688-5841

Registrar and Transfer Agent

EquiServe
P.O. Box 8040, Boston, MA 02266
Tel. (800) 733-5001

Counsel
Goodwin, Procter & Hoar
Exchange Place, Boston, MA 02109

Auditors
KPMG LLP
99 High Street, Boston, MA 02110

Stock Listing
New York Stock Exchange Ticker Symbol: WTS



WTS Listed NYSE

WATTS® INDUSTRIES

www.wattsind.com

Annual Report 0211

©Watts Industries, Inc. 2002

Printed in U.S.A.

0764-AR-02